   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1997


                                                      REGISTRATION NO. 333-40527
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                FIBERMARK, INC.
             (Exact name of Registrant as specified in its charter)

                         ------------------------------

            DELAWARE                    161 WELLINGTON ROAD                    82-0429330
(State or other jurisdiction of             P.O. BOX 498                    (I.R.S. Employer
 incorporation or organization)        BRATTLEBORO, VT 05302              Identification No.)
                                           (802) 257-0365

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                MR. BRUCE MOORE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                FIBERMARK, INC.
                              161 WELLINGTON ROAD
                                  P.O. BOX 498
                             BRATTLEBORO, VT 05302
                                 (802) 257-0365
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

          FRANK L. SCHIFF, ESQ.                     WILLIAM M. HARTNETT, ESQ.
               WHITE & CASE                          CAHILL GORDON & REINDEL
       1155 AVENUE OF THE AMERICAS                        80 PINE STREET
         NEW YORK, NEW YORK 10036                    NEW YORK, NEW YORK 10005
              (212) 819-8200                              (212) 701-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                               DECEMBER 15, 1997


                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                   ---------


    FiberMark, Inc. (the "Company") is offering (the "Offering") hereby 1,500,000 shares of its common stock, $.001 par value (the "Common Stock"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol FMK. On December 12, 1997, the last reported sale price of the Common Stock on the NYSE was $20 15/16 per share.


                                 --------------

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE COMMON STOCK.

                                 --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  UNDERWRITING
                                                        PRICE     DISCOUNTS   PROCEEDS
                                                         TO          AND         TO
                                                       PUBLIC     COMMISSIONS(1) COMPANY(2)
Per Share...........................................          $           $           $
Total(3)............................................  $           $           $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $         .

(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of BT Alex.
Brown Incorporated, Baltimore, Maryland, on or about         , 1997.

BT ALEX. BROWN                                          PAINEWEBBER INCORPORATED

               THE DATE OF THIS PROSPECTUS IS DECEMBER   , 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING, AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 on which exchange the Common Stock of the Company is listed. Electronic filings filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") are publicly available through the Commission's home page on the Internet at http://www.sec.gov.

    This Prospectus constitutes part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

    The Company will provide without charge to each person, including beneficial owners, to whom a copy of this Prospectus has been delivered, on the request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be directed to the Office of the Vice President and Chief Financial Officer, FiberMark, Inc., 161 Wellington Road, P.O. Box 498, Brattleboro, Vermont 05302, telephone number
(802) 257-0365.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and the Company's Current Reports on Form 8-K dated January 14, 1997, January 23, 1997, April 3, 1997 and May 5, 1997, all of which have been filed with the Commission. The consolidated balance sheets of CPG Investors Inc. as of October 31, 1996 and December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for the respective periods then ended and the consolidated balance sheets of Arcon Holdings Corp. and subsidiary as of October 31, 1996, 1995 and 1994 and the related consolidated statements of income, retained earnings and cash flows for the years ended October 31, 1996 and 1995 and the period from April 14, 1994 (inception) through October 31, 1994 are incorporated by reference to the Company's Current Report on Form 8-K dated January 14, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                           FORWARD LOOKING STATEMENTS

    Except for historical information contained herein, the following contains forward-looking statements that involve risks and uncertainties. The actual results of the Company could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to: failure to sustain future sales growth; failure to identify or carry out suitable strategic acquisitions; the loss of certain major customers; increases in the price of raw materials under market conditions which preclude passing such increases on to customers; increased competition (especially from competitors with access to substantially greater resources); failure to renew certain labor agreements; and overall economic conditions in the United States and Europe. Each of the foregoing factors is discussed in greater detail in this Prospectus.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. ALL REFERENCES TO "DOLLARS" AND "$" REFER TO U.S. DOLLARS. ALL REFERENCES TO "DM" REFER TO DEUTSCHE MARKS. EXCEPT WHERE OTHERWISE NOTED, ALL CONVERSIONS OF DEUTSCHE MARKS TO U.S. DOLLARS ARE BASED ON A CONVERSION RATE OF DM1.75 TO $1.00 (WHICH WAS THE RATE IN EFFECT AS OF SEPTEMBER 30, 1997). UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND THAT NO OUTSTANDING OPTIONS WILL BE EXERCISED. UNLESS OTHERWISE STATED IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY" SHALL MEAN FIBERMARK, INC. AND ITS SUBSIDIARIES.
                                  THE COMPANY


    The Company is a leading manufacturer and converter of specialty fiber-based materials with a wide range of consumer and industrial end-uses. Through its nine United States production facilities, the Company has focused on niche markets where it can provide high value-added specialty paper products which meet rigorous technical specifications and customer service requirements. The Company has also focused on growth through strategic acquisitions. The acquisition of Steinbeis Gessner GmbH ("Gessner") will represent the third significant acquisition since October 1996. The Company's products are sold worldwide, serving four distinct markets which represented the following percentages of total net sales for the nine months ended September 30, 1997: office products (24%); technical specialties (33%); durable specialties (25%); and filter products (18%). Net sales for the nine months ended September 30, 1997, totaled $176.7 million as compared to $77.7 million for the corresponding period in 1996. Between 1993 and 1996, net sales grew at a compound annual growth rate of 16.0% from $80.0 million to $124.8 million while earnings per share (as adjusted for a 3-for-2 split of the Common Stock effective May 13, 1997) grew at a compound annual growth rate of 38.1% from $0.45 per share to $1.19 per share during the same period.


    OFFICE PRODUCTS. The Company manufactures a wide range of materials used in the manufacture of office products. The Company believes that it is the largest domestic supplier of pressboard, which is converted into data binders, notebook covers, report covers, ring binders, and file and index guides. Other products manufactured for the office supplies market include lightweight filing and cover materials. The Company believes that its capabilities and customer relationships give it a competitive advantage in meeting customer specifications.

    TECHNICAL SPECIALTIES. The Company manufactures specialty fiber-based materials customized to meet the unique performance characteristics required by specific customers and end-use markets. The Company believes that it is the U.S. market leader in many of its markets, including electrical transformer papers, acid-free picture mounting board, wet-strength tag and heavyweight industrial abrasive backing materials. In addition, the Company is a leading producer of saturating base paper for the manufacture of printed circuit boards. The Company also believes that it is one of the two leading domestic producers of latex-reinforced material used in book covers and related products.

    DURABLE SPECIALTIES. The Company is one of the largest producers of specialty tape substrates and a broad range of saturated, coated and non-woven materials. The Company's tape substrates are used in the manufacture of industrial and consumer masking tapes, barrier tapes, other pressure-sensitive tapes and bandoliering tapes. The Company also converts specialty paper into endsheets and spine reinforcement materials for use in the bookbinding industry and provides specialty tapes for use in binding materials for checkbooks and deposit books. The Company believes that it also is the leading provider of tape and edge covering materials converted from Tyvek-Registered Trademark- and other materials, used to strengthen and reinforce various office supply products, including checkbooks, note pads, legal pads, composition books, file folders and red wallet expansion folders.

------------------------
-Registered Trademark-DuPont registered trademark.

    FILTER PRODUCTS. The Company is a major supplier of saturated and non-saturated filter papers used in air and fluid filters for the automotive, heavy-duty truck and equipment industries. The Company also manufactures filter papers used in various industrial applications, including fruit juice processing, the manufacture of paints and lacquers and hot oil filters for the fast-food industry. The Company pursues niche markets in the filter products market where its manufacturing and technical capabilities give it a competitive advantage in meeting customer specifications.

                            THE GESSNER ACQUISITION

    Pursuant to a Share Purchase Agreement, dated as of November 18, 1997 (the "Gessner Stock Purchase Agreement"), the Company has agreed to purchase all of the outstanding capital stock of Gessner for a purchase price of approximately $43.0 million, subject to certain post-closing adjustments (the "Gessner Acquisition"). The Company intends to finance the Gessner Acquisition with a portion of the proceeds of the Offering, along with borrowings of up to DM54.0 million (approximately $30.9 million) under a bank facility to be provided by Bayerische Vereinsbank AG and an unsecured note issued by Gessner and guaranteed by the Company to Gessner's former stockholders in the amount of DM8.0 million (approximately $4.6 million) (the "Steinbeis Note"). The consummation of the Gessner Acquisition is subject to certain conditions. See "The Gessner Acquisition" and "Risk Factors -- Possible Non-Consummation of the Gessner Acquisition."

    Gessner is a leading European producer of technical and filter paper located near Munich, Germany. Gessner manufactures crepe masking and specialty tape materials, wet and dry abrasive papers, filter media for automotive air, oil and gasoline filters and filter media for automobile cabins and vacuum cleaner bags. Gessner's products are sold worldwide, serving three distinct markets. Gessner's net sales for the nine months ended September 30, 1997 were DM108.7 million (approximately $62.1 million). Gessner is the leading worldwide producer of vacuum filter media and the number two European producer of automotive filter paper. Gessner is also one of two leading European producers of masking tape base and impregnated abrasive paper. Gessner operates two production facilities located in Bruckmuhl and Feldkirchen in the State of Bavaria, which include three paper machines, three saturators, one meltblown production unit and one methanol recycling unit. Total paper production capacity is approximately 38,500 metric tons per year and total saturation capacity is approximately 26,000 metric tons per year.

    The Company believes that the Gessner Acquisition offers the Company a number of opportunities for synergies. First, technology transfer opportunities should advance the Company's papermaking and converting capabilities. Second, the Gessner Acquisition offers the Company the opportunity to increase its position in key market segments. Third, the Company's product line breadth would be enhanced in three of the Company's four core businesses. Finally, with manufacturing facilities in Europe, and the market position gained through the Gessner Acquisition, the Company believes it will be better positioned to compete for the business of key global customers that want suppliers to meet their needs worldwide with global production capacity and a demonstrated commitment to supporting their product and service needs.

                               BUSINESS STRATEGY

    The Company's strategy is to increase sales and earnings by pursuing selected strategic acquisitions, rationalizing production capacity and building a global customer-focused company. The following are the key elements of this strategy:

    - STRATEGIC ACQUISITIONS. The Company intends to continue pursuing growth through strategic acquisitions that complement the Company's core markets, provide distribution or sales and marketing efficiencies or provide opportunities for technology gains or other operating efficiencies.

    - STRENGTHEN INTERNATIONAL PRESENCE IN SPECIALTY FIBER-BASED
      MATERIALS. Historically, the Company has devoted significant resources to its international marketing efforts which were intended to create export markets for the Company's products. The Gessner Acquisition will strengthen the Company's international presence and allow it to capitalize on Gessner's extensive sales and marketing capabilities to further increase sales of the Company's products to international customers.

    - BUSINESS RATIONALIZATION. The Company continually evaluates its organizational structure and manufacturing operations to identify opportunities to more effectively meet its customers' requirements and to reduce costs. As a result, the Company may reconfigure its manufacturing operations, including the number of facilities operated and the locations at which products are manufactured.

    - INVEST IN TECHNOLOGY AND CAPITAL IMPROVEMENTS. The Company seeks to reduce costs, increase capacity where needed, enhance manufacturing capabilities and improve product quality through selected capital investments. The Company invested approximately $8.5 million in new equipment, technology and leasehold improvements at its facilities during the fiscal year ended December 31, 1996 and $9.7 million during the nine months ended September 30, 1997. The Company intends to continue to upgrade its facilities and equipment to achieve further operating efficiencies and, in particular, to take advantage of the technology transfer opportunities it expects to realize from the Gessner Acquisition.

    - EFFECTIVE UTILIZATION OF DIVERSE FIBERS, INCLUDING RECYCLED MATERIALS. The Company intends to continue to capitalize on its position as a leading manufacturer of specialty fiber-based materials. In order to meet customer demand for recycled content and high performance, as well as to achieve greater cost controls, the Company seeks to leverage its investments in fiber-cleaning technology and maximize its use of recycled materials. The Company is actively pursuing new product development projects with existing and potential new customers. See "Business of the Company -- Manufacturing -- Use of Recycled Fiber."

                              RECENT DEVELOPMENTS

    On November 18, 1997, as part of its ongoing strategy of business rationalization, the Company announced plans to cease operations at its Owensboro, Kentucky facility by the first quarter of 1998. Production at this facility will be moved into certain of the Company's other operations. Management currently estimates that the closing of this facility will result in a one-time pre-tax charge of approximately $10.0 million during the fourth quarter of 1997, however, it expects that the resulting cost reductions will result in annual net savings of approximately $1.5 million beginning in 1998. The Owensboro facility currently employs 41 people.

                                  THE OFFERING

Common Stock Offered (1)........  1,500,000 shares
Common Stock Outstanding:
  Before the Offering (at
    October 31, 1997) (2).......  6,076,181 shares
  After the Offering (1)........  7,576,181 shares
Dividends.......................  For historical information related to dividends declared and the Company's future dividend policy see "Price Range
                                  of Common Stock and Dividend Policy."
Use of Proceeds.................  The Company intends to use approximately $15.0 million of the net proceeds of the Offering to pay a portion of the
                                  purchase price of the Gessner Acquisition and related fees and expenses. The Company intends to use the remainder of
                                  the net proceeds to fund certain capital expenditures
                                  related to technology transfer projects resulting from the
                                  Gessner Acquisition and for general corporate purposes,
                                  including future acquisitions and reduction of the
                                  Company's debt. In the event that the Gessner Acquisition
                                  is not consummated, the Company expects to use the
                                  proceeds of the Offering for general corporate purposes,
                                  which may include future acquisitions and reduction of the
                                  Company's debt. See "Risk Factors -- Possible
                                  Non-Consummation of the Gessner Acquisition" and "Use of
                                  Proceeds."
NYSE Symbol.....................  FMK

------------------------
(1) Does not include up to 225,000 shares of Common Stock subject to the over-allotment option granted by the Company to the Underwriters.

(2) Does not include options to purchase 736,984 shares of Common Stock at a weighted average exercise price of $7.87.

                                  RISK FACTORS

    An investment in the Common Stock involves certain risks that a prospective investor should carefully consider before investing in the Common Stock. See "Risk Factors."

     SUMMARY CONSOLIDATED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
                                  THE COMPANY
    The following summary historical consolidated financial data for each of the years in the three-year period ended December 31, 1996 have been derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected historical consolidated financial data for the fiscal year ended December 31, 1993 have been derived from the audited consolidated financial statements of the Company. The summary historical consolidated unaudited PRO FORMA financial data set forth below for the year ended December 31, 1996 and the nine months ended September 30, 1997 have been derived from, and are qualified by reference to, the Company's consolidated unaudited financial statements included elsewhere herein. The unaudited financial data gives PRO FORMA effect, in the manner described under "Unaudited Pro Forma Consolidated Financial Data" and the notes thereto, to the Gessner Acquisition, the Offering (collectively with the Gessner Acquisition, the "Transactions") and the acquisitions of CPG Investors Inc. ("CPG") and Arcon Holdings Corp. ("Arcon"), each of which occurred on October 31, 1996 (collectively, the "Prior Acquisitions"), as if (i) the Transactions and the Prior Acquisitions had occurred on January 1, 1996, in the case of Income Statement Data for the year ended December 31, 1996 and (ii) the Transactions had occurred on January 1, 1997, in the case of Income Statement Data for the nine months ended September 30, 1997. The Income Statement Data do not purport to represent what the Company's results of operations actually would have been if the Prior Acquisitions and the Transactions had occurred as of such dates or what such results will be for any future periods. The final allocation of purchase price and the resulting amortization expenses in the Income Statement Data will differ from the preliminary estimates for the reasons described in more detail in "Unaudited Pro Forma Consolidated Financial Data." The information contained in this table should be read in conjunction with "Risk Factors -- Possible Non-Consummation of the Gessner Acquisition," "Selected Historical Consolidated Financial Data -- The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and accompanying notes thereto.


                                                                                                                     PRO FORMA
                                                                                                    PRO FORMA       NINE MONTHS
                                                            YEAR ENDED DECEMBER 31,                 YEAR ENDED         ENDED
                                                -----------------------------------------------    DECEMBER 31,    SEPTEMBER 30,
                                                  1993        1994         1995         1996           1996            1997
                                                --------    ---------    ---------    ---------    ------------    -------------
                                                                                                   (UNAUDITED)      (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................   $ 79,982    $ 105,416    $ 117,516    $ 124,771      $313,534        $240,051
Cost of sales................................     66,360       88,138      100,106      101,981       249,328         188,013
                                                --------    ---------    ---------    ---------    ------------    -------------
    Gross profit.............................     13,622       17,278       17,410       22,790        64,206          52,038
Selling, general and administrative
  expenses...................................      7,881        8,584        8,397        9,908        32,742          23,330
                                                --------    ---------    ---------    ---------    ------------    -------------
    Income from operations...................      5,741        8,694        9,013       12,882        31,464          28,708
Other (income) expenses, net.................        374         (658)      (1,198)      (1,030)       (1,739)            (32)
Loss on sale of assets.......................      --          --            8,302       --            --              --
Cogeneration income (a)......................     (4,404)      --           (6,512)         (97)          (97)         --
Interest expense.............................      3,137        1,356          892        1,798        12,103           8,718
                                                --------    ---------    ---------    ---------    ------------    -------------
    Income before income taxes and
      extraordinary item.....................      6,634        7,996        7,529       12,211        21,197          20,022
Income tax (benefit) expense.................      1,921        2,768         (424)       4,697         8,164           7,747
                                                --------    ---------    ---------    ---------    ------------    -------------
    Income before extraordinary item.........      4,713        5,228        7,953        7,514        13,033          12,275
Extraordinary item...........................     (2,103)        (149)      --             (297)       --              --
                                                --------    ---------    ---------    ---------    ------------    -------------
      Net income.............................   $  2,610    $   5,079    $   7,953    $   7,217      $ 13,033        $ 12,275
                                                --------    ---------    ---------    ---------    ------------    -------------
                                                --------    ---------    ---------    ---------    ------------    -------------
Earnings per common and common equivalent
  share (b)..................................   $   0.45    $    0.84    $    1.31    $    1.19      $   1.73(c)     $   1.58(d)
                                                --------    ---------    ---------    ---------    ------------    -------------
                                                --------    ---------    ---------    ---------    ------------    -------------
Weighted average number of common and common
  equivalent shares outstanding (b)..........      4,985        6,032        6,050        6,054         7,554           7,775
                                                --------    ---------    ---------    ---------    ------------    -------------
                                                --------    ---------    ---------    ---------    ------------    -------------

------------------------

(a) The Company has entered into an agreement with Kamine/Besicorp Beaver Falls L.P. ("Kamine") pursuant to which the Company is the host to a cogeneration facility developed by Kamine at the Company's Beaver Falls mill, in consideration of which the Company received an initial cash payment of $4.4 million in 1993 and received deferred cash payments totaling $7.0 million from Kamine between May 1995 and May 1997. The present value of these deferred cash payments, in the amount of $6.5 million, was recorded as income in the first quarter of 1995. Cash payments of $3.0 million, $2.0 million and $2.0 million, respectively, were received in May 1995, May 1996 and May 1997. The payment received in May 1997 was the last payment due under this agreement.

(b) Weighted average number of common and common equivalent shares outstanding and earnings per common and common equivalent share have been restated to give effect to a 3-for-2 stock split effective May 13, 1997. Weighted average number of common and common equivalent shares outstanding and earnings per common and common equivalent share for the nine months ended September 30, 1997 reflect common stock equivalents which were excluded in previous periods due to immateriality.

(c) If the Gessner Acquisition is not consummated, the Company's earnings per share for the year ended December 31, 1996, giving PRO FORMA effect to the Offering and to the Prior Acquisitions, would be $1.42.

(d) If the Gessner Acquisition is not consummated, the Company's earnings per share for the nine months ended September 30, 1997, giving PRO FORMA effect to the Offering, would be $1.16.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS IN SHARES OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. IN DETERMINING WHETHER TO PURCHASE THE SHARES OF COMMON STOCK BEING OFFERED HEREBY, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

EXPOSURE TO FLUCTUATIONS IN RAW MATERIALS COSTS AND SUPPLY

    The Company's principal raw materials are hardwood and softwood pulp and secondary fiber, which are cyclical in both price and supply. The cyclical nature of pulp pricing presents a risk to the Company's gross profit margins to the extent that the Company is unable to pass along price increases to its customers on a timely basis. The Company is also subject to the risk that it will be unable to purchase sufficient quantities of pulp to meet its production requirements during times of tight supply. In addition, customer perception that prices are low in relation to anticipated future prices for the Company's products may result in customers accumulating substantial inventories of products of the type produced by the Company. To the extent that, as a response to subsequent price increases or the accumulation of excess inventories, such customers choose to fill their raw materials needs out of supplies on hand, the Company's sales of such products may be materially adversely affected until such inventories are reduced.

    The Company's sole source of Tyvek-Registered Trademark- is DuPont. Although management believes it has a good relationship with DuPont, there can be no assurances that the Company will be able to continually purchase adequate supplies of Tyvek-Registered Trademark-. Any material limitation or interruption in the Company's supply of Tyvek-Registered Trademark- could have a material adverse effect on the financial condition and results of operations of the Company. Furthermore, significant increases in the price of Tyvek-Registered Trademark-, if not offset by product price increases, could have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurances that the Company will be able to pass any future increases in the price of Tyvek-Registered Trademark- on to its customers in the form of price increases.

SPECIALTY PAPER MARKET

    The Company's competition within the specific markets in which it operates comes primarily from a number of other specialty paper producers, as well as from producers of vinyl, plastic, fiberglass and other materials. Some of these producers have substantially greater resources than the Company. Competition in the Company's markets is based principally on quality, product performance and characteristics, service and price as they relate to the specific needs of the customer. Competitors with like materials, and different competitive materials, could displace the Company's materials and adversely affect the Company's financial condition and results of operations.

    In recent years there has been some consolidation among participants in the Company's markets and some vertical integration by the Company's customers. To the extent that consolidations in the Company's markets continue and result in the purchase of one or more of the Company's customers by the Company's competitors or a decision by one of the Company's customers to manufacture or convert products that were previously purchased from the Company in its own facilities, the Company's financial condition and results of operations may be materially adversely affected.

IMPACT OF ENVIRONMENTAL REGULATION; GOVERNMENTAL REGULATION

    Like similar companies, the Company's operations and properties are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based upon its experience to date, management of the Company believes that the future costs of compliance with existing Environmental Laws, and liability for known claims of this type, will not have a material adverse effect on the Company's financial condition and results of operations. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material to the Company's financial condition and results of operations. See "Business of the Company -- Environmental Regulation and Compliance."

HIGH LEVERAGE AND DEBT SERVICE

    Upon completion of the Offering, the Company will continue to have substantial indebtedness. As of September 30, 1997, the Company's total outstanding indebtedness on a pro forma basis for the Gessner Acquisition was $135.4 million. The Company's leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness; that the Company may not be able to renegotiate the terms of its indebtedness; that the Company may be unable to obtain additional financing in the future; that, to the extent it is more leveraged than its competitors, the Company may be placed at a competitive disadvantage; and that the Company's ability to borrow to the extent necessary to respond to market conditions and other factors may be adversely affected. The Company's ability to service or refinance its debt will depend on its future performance, which will be subject to prevailing economic and competitive conditions and other specific factors discussed herein, as well as developments in capital markets generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

    The indenture for the Company's outstanding senior notes restricts, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Company's existing credit facility and the operating lease entered into in connection with the sale-leaseback of substantially all of the equipment at the Brattleboro mill contain other and more restrictive covenants customary for transactions of these types.

ACQUISITION STRATEGY

    The Company intends to continue to grow through selected strategic acquisitions of businesses in specialty markets. See "Business of the Company -- Business Strategy." There can be no assurance that the Company will be able to locate suitable acquisition candidates, consummate acquisitions on favorable terms or successfully integrate newly acquired businesses with the Company's operations.

INTERNATIONAL OPERATIONS

    Upon consummation of the Gessner Acqusition, the Company's financial results will be dependent in part on its international operations. The Company will operate two facilities in Germany and sell its products in approximately 50 countries. For the nine months ended September 30, 1997, PRO FORMA for the Gessner Acquisition, net sales of the Company's products outside the United States will total approximately $72.0 million, representing approximately 30% of the Company's PRO FORMA net sales for the same period. As a result, the Company will be subject to risks associated with operating in foreign countries, including imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries and exchange rate fluctuations. The occurrence of any one or more of such events could have a material adverse effect on the Company's financial condition and results of operations.

DIVIDEND POLICY; LIMITATIONS IMPOSED BY LENDERS

    The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The terms of the Company's existing credit facility and outstanding senior notes contain restrictive covenants, including limitations on the payment by the Company of cash dividends on the Common Stock.

DEPENDENCE ON KEY MANAGEMENT

    The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. There can be no assurance that the Company will be able to retain such management personnel.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND DELAWARE LAW

    The Board of Directors has authority to issue up to 2,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue shares of Preferred Stock. Furthermore, certain provisions of the Company's Restated Certificate of Incorporation and By-laws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

POSSIBLE NON-CONSUMMATION OF THE GESSNER ACQUISITION

    While the Company expects that the closing of the Gessner Acquisition will occur on or prior to December 31, 1997, such closing is subject to various conditions, including the approval of the Board of Directors of the Company, which approval will be significantly influenced by the consummation of the Offering and the receipt of certain financing from Bayerische Vereinsbank AG on terms acceptable to the Company. In addition, Gessner may elect to terminate the transaction if the ongoing environmental due diligence reveals environmental liabilities in excess of DM5.0 million (approximately $2.9 million). As a result, no assurance can be given that the Gessner Acquisition will occur on or prior to December 31, 1997, if at all. If the closing of the Gessner Acquisition does not occur (or is materially delayed), the Company may not realize any or all of the benefits of the Gessner Acquisition described elsewhere in this Prospectus, and the Company's future per share earnings may be adversely affected. See Note (h) to the Unaudited Pro Forma Combined Consolidated Statements of Income for the Year Ended December 31, 1996, and Note (g) to the Unaudited Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 1997. In the event that the Gessner Acquisition is not consummated, the Company expects to use the proceeds of the Offering for general corporate purposes, which may include future acquisitions and reduction of the Company's debt.

STOCK PRICE VOLATILITY

    From time to time, there may be significant volatility in the market price of the Common Stock. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, pulp and fiber costs, market conditions for paper industry stocks or manufacturing stocks in general, changes in general conditions in the economy or financial markets or other developments could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market in general in recent years has experienced substantial price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

SEASONALITY AND CYCLICALITY

    The Company's business is mildly seasonal in nature with the third quarter of each year having the lowest level of net sales and operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality." In addition, sales of specialty fiber-based materials historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the Company tends to experience similar periods of decline and recession as the general economy. There can be no assurance that the industry will not experience sustained periods of decline in sales in the future, and that such decline would not have a material adverse effect on the Company's financial condition and results of operations.

LABOR RELATIONS

    A substantial portion of the Company's employees are unionized. While the Company believes that, in general, it has good relations with its employees, there can be no assurance that a labor dispute or disturbance will not occur in the future, which could have a material adverse effect on the Company. The Company currently is subject to nine collective bargaining agreements, all of which expire on or before August 31, 2002. There can be no assurance that new agreements will be reached on terms satisfactory to the Company or that labor costs will not increase, perhaps substantially, as a result thereof. See "Business of the Company -- Employees."

                                USE OF PROCEEDS

    The Company intends to use approximately $15.0 million of the net proceeds of the Offering to pay a portion of the purchase price of the Gessner Acquisition and related fees and expenses. The Company intends to use the remainder of the net proceeds to fund certain capital expenditures related to the Gessner Acquisition. These capital expenditures are expected to be related to technology transfer projects between Gessner and the Company, which the Company believes will provide quality improvements, cost reductions, product performance enhancements and the ability to produce a broader range of products. The Company currently anticipates that the implementation of these projects can be accomplished over a two to three year period, at a cost of $20 to $25 million. See "Risk Factors -- Possible Non-Consummation of the Gessner Acquisition." Any remaining proceeds from the Offering will be used for general corporate purposes, including future acquisitions and reduction of the Company's debt. In the event that the Gessner Acquisition is not consummated, the Company expects to use the proceeds of the Offering for general corporate purposes, including future acquisitions and reduction of the Company's debt.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock was first traded on the NASDAQ National Market System ("NASDAQ") under the symbol "SPBI". As of the close of business on April 8, 1997, the Common Stock ceased trading on NASDAQ and on April 9, 1997 was listed on the NYSE under the symbol "FMK". The following table sets forth the high and low sale prices per share of the Common Stock as reported on NASDAQ and on the NYSE Composite Transactions Tape, as the case may be. The high and low sales prices for the first quarter of 1995 through the first quarter of 1997 have been adjusted to give effect to a 3-for-2 stock split in the form of a dividend which was announced on April 24, 1997, and was effective May 13, 1997, for shareholders of record at the close of business on May 6, 1997 (the "Stock Split").


                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1995
  First Quarter................................................................................  $    8.17  $    6.67
  Second Quarter...............................................................................       9.00       7.67
  Third Quarter................................................................................       8.67       6.67
  Fourth Quarter...............................................................................       9.00       7.17
1996
  First Quarter................................................................................      10.00       7.83
  Second Quarter...............................................................................      10.17       8.50
  Third Quarter................................................................................      13.00       8.67
  Fourth Quarter...............................................................................      14.17      10.83
1997
  First Quarter................................................................................      18.00      13.33
  Second Quarter...............................................................................      21.38      15.25
  Third Quarter................................................................................      22.50      19.00
  Fourth Quarter (through December 12, 1997)...................................................  $   22.19  $   19.13



    The last reported sale price of the Common Stock on the NYSE Composite Transactions Tape on December 12, 1997, was $20.94 per share, and there were in excess of 2,200 beneficial owners of the Common Stock.


    The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION
                                  (UNAUDITED)

    The following table sets forth the capitalization of the Company giving effect to the Transactions as if they had occurred on September 30, 1997. This table should be read in conjunction with the "Selected Historical Consolidated Financial Data" and "Unaudited Pro Forma Consolidated Financial Data" included elsewhere in this Prospectus.

                                                                            SEPTEMBER 30, 1997
                                                                          ----------------------
                                                                           ACTUAL     PRO FORMA
                                                                          ---------  -----------
                                                                          (DOLLARS IN THOUSANDS)
Cash....................................................................  $   9,075   $  30,399

Revolving Credit Facilities(a)..........................................  $  --       $  --
German Bank Facility....................................................     --          30,857
Steinbeis Note..........................................................     --           4,571
Senior Notes............................................................    100,000     100,000
                                                                          ---------  -----------
    Total Debt..........................................................  $ 100,000   $ 135,428

Stockholders' Equity:
    Preferred Stock, $.001 par value; 2,000,000 shares
      authorized and none outstanding...................................  $  --       $  --
    Common Stock, $.001 par value; 20,000,000 shares
      authorized; 7,576,181 shares issued and outstanding, as
      adjusted(b).......................................................          6           8
    Additional Paid-in Capital..........................................     44,802      73,975
    Retained Earnings...................................................     12,342      12,342
                                                                          ---------  -----------
    Total Stockholders' Equity..........................................     57,150      86,325
                                                                          ---------  -----------
    Total Capitalization................................................  $ 157,150   $ 221,753
                                                                          ---------  -----------
                                                                          ---------  -----------

------------------------

(a) The Company is party to a revolving credit facility with The CIT Group/Business Credit Corp., (the "U.S. Lender") pursuant to which the U.S. Lender has agreed to make revolving credit loans, subject to the terms and conditions of such credit facility, in an amount not to exceed $20.0 million. The Company currently has no borrowings outstanding and an availability of $20.0 million under such credit facility. In addition, upon consummation of the Gessner Acquisition, Gessner will enter into two DM15.0 million (each approximately $8.6 million) revolving credit facilities with Bayerische Vereins-bank AG, under which Gessner will have, subject to the terms and conditions of such facilities, an availability of DM30.0 million (approximately $17.1 million) at the consummation of the Gessner Acquisition.

(b) Does not include, as of September 30, 1997, options to purchase 736,984 shares of Common Stock at a weighted average exercise price of $7.87.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following Unaudited Pro Forma Combined Consolidated Statements of Income give effect to the Transactions and the Prior Acquisitions as if they had occurred on January 1, 1996, in the case of the Income Statement Data for the year ended December 31, 1996, and give effect to the Transactions as if they had occurred on January 1, 1997, in the case of the Income Statement Data for the nine months ended September 30, 1997. The unaudited PRO FORMA financial data are based on the historical consolidated financial statements of the Company, CPG, Arcon and Gessner and the assumptions and adjustments described in the accompanying notes. The Unaudited Pro Forma Combined Consolidated Statements of Income do not (a) purport to represent what the Company's results of operations actually would have been if the Transactions and the Prior Acquisitions had occurred as of the dates indicated or what such results will be for any future periods or (b) give effect to certain non-recurring charges expected to result from the Transactions and Prior Acquisitions.

    The following Unaudited Pro Forma Combined Consolidated Balance Sheet as of September 30, 1997, was prepared as if the Transactions had occurred on such date. The Unaudited Pro Forma Combined Consolidated Balance Sheet reflects the preliminary allocation of the Gessner Acquisition purchase price to the Company's tangible and intangible assets and liabilities. The final allocation of such purchase prices, and the resulting amortization expense in the accompanying Unaudited Pro Forma Combined Consolidated Statements of Income, will differ from the preliminary estimates due to the final allocation being based on: (a) actual closing date amounts of assets and liabilities, and (b) actual values of property, plant and equipment and any identifiable intangible assets.

    The unaudited PRO FORMA financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes thereto, the consolidated financial statements of CPG and the accompanying notes thereto, the consolidated financial statements of Arcon and the accompanying notes thereto and the consolidated financial statements of Gessner and the accompanying notes thereto included elsewhere or incorporated by reference in this Prospectus.

    The CPG and Arcon acquisitions took place on October 31, 1996, and, accordingly, the results of operations for CPG and Arcon are included in the Company's results of operations subsequent to that date.

            UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                     ASSETS


                                                                                              GESSNER
                                                                             OFFERING       ACQUISITION            COMPANY
                                                       COMPANY   GESSNER    ADJUSTMENTS     ADJUSTMENTS           PRO FORMA
                                                       --------  -------    -----------     -----------           ----------
Current Assets:
  Cash...............................................  $  9,075  $   258     $ 29,175(a)     $ (8,109)(b)(c)       $ 30,399
  Accounts receivable................................    24,645   11,058       --              --                    35,703
  Inventories........................................    34,358    9,225       --              --                    43,583
  Deferred income taxes..............................     2,090    --          --              --                     2,090
  Other..............................................     2,862       26       --              --                     2,888
                                                       --------  -------    -----------     -----------           ----------
      Total current assets...........................    73,030   20,567       29,175          (8,109)              114,663

  Property, plant and equipment, net.................    95,730   32,017       --              12,983(e)            140,730
  Organizational, financing and other costs..........     5,614      346       --                 500(b)              6,460
  Goodwill...........................................    45,761    --          --               5,144(e)             50,905
                                                       --------  -------    -----------     -----------           ----------
      Total assets...................................  $220,135  $52,930     $ 29,175        $ 10,518              $312,758
                                                       --------  -------    -----------     -----------           ----------
                                                       --------  -------    -----------     -----------           ----------

                                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt..................  $  --     $ 1,569     $ --            $ (1,569)(e)          $ --
  Accounts payable...................................    16,315    2,343       --              --                    18,658
  Accrued liabilities................................    23,846    5,315       --              --                    29,161
  Accounts payable--affiliates.......................     --       6,945       --              (6,945)(e)            --
                                                       --------  -------    -----------     -----------           ----------
      Total current liabilities......................    40,161   16,172       --              (8,514)               47,819

  Senior Notes.......................................   100,000    --          --              --                   100,000
  Long-term debt.....................................     --       1,714       --              33,714(b)(c)(d)(e)    35,428

  Deferred gain......................................    11,314    --          --              --                    11,314
  Deferred income taxes..............................    11,510    9,420       --              --                    20,930
  Other long-term liabilities........................     --       9,228       --               1,714(e)             10,942
                                                       --------  -------    -----------     -----------           ----------
      Total liabilities..............................   162,985   36,534       --              26,914               226,433

  Minority interest..................................     --          57       --                 (57)(f)            --

Stockholders' Equity:
  Common stock.......................................         6    4,278            2(a)       (4,278)(f)                 8
  Preferred stock....................................     --       --          --              --                    --
  Additional paid in capital.........................    44,802    --          29,173(a)       --                    73,975
  Retained earnings..................................    12,342   12,827       --             (12,827)(f)            12,342
  Translation adjustment.............................     --        (766)      --                 766(f)             --
                                                       --------  -------    -----------     -----------           ----------
      Total stockholders' equity.....................    57,150   16,339       29,175         (16,339)               86,325
                                                       --------  -------    -----------     -----------           ----------
      Total liabilities and stockholders' equity.....  $220,135  $52,930     $ 29,175        $ 10,518              $312,758
                                                       --------  -------    -----------     -----------           ----------
                                                       --------  -------    -----------     -----------           ----------


                            See accompanying notes.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

    The Pro Forma Combined Consolidated Balance Sheet reflects the Transactions as if they had occurred as of September 30, 1997 as follows (the Gessner Acquisition is expected to occur in December 1997; actual amounts will differ from amounts estimated below):

 (a) Reflects the issuance of the Common Stock in the Offering:

           Issuance of the Common Stock in the Offering..................................    $31,500
           Expenses for issuance of the Common Stock in the Offering.....................     (2,325)
                                                                                           ---------
                                                                                             $29,175
                                                                                           ---------
                                                                                           ---------
      (b)  Reflects the following:
           Issuance of German bank debt and application of the proceeds therefrom........    $30,857
           Debt issuance costs...........................................................        500
                                                                                           ---------
                                                                                             $30,357
                                                                                           ---------
                                                                                           ---------

      (c)  Represents the cash payment to Gessner's former stockholders..................    $38,466
                                                                                           ---------
                                                                                           ---------

      (d)  Reflects the Steinbeis Note...................................................     $4,571
                                                                                           ---------
                                                                                           ---------

 (e) The Gessner Acquisition will be accounted for as a purchase in accordance with Accounting Principles Based Opinion No. 16, "Business Combinations." The purchase price is being allocated first to the tangible and identifiable assets and liabilities of Gessner based upon preliminary estimates of their fair market values, with the remainder allocated to goodwill.

           Purchase price........................................................               $43,037
           Book value of net assets as of September 30, 1997.....................     16,396
           Net liabilities excluded or eliminated at acquisition:
           Land..................................................................     (2,171)
           Current portion of long-term debt.....................................      1,569
           Accounts payable-affiliated...........................................      6,945
           Long-term debt........................................................      1,714
                                                                                   ---------
           Book value of net assets acquired.....................................     24,453    (24,453)
                                                                                   ---------  ---------
           Increase in basis.....................................................               $18,584
                                                                                              ---------
                                                                                              ---------
           Allocation of increase in basis:
           Increase in fair value of property, plant and equipment...............               $15,154
           Increase in other long-term liabilities...............................                (1,714)
           Increase in goodwill..................................................                 5,144
                                                                                              ---------
                                                                                                $18,584
                                                                                              ---------
                                                                                              ---------


 (f) Reflects the elimination of Gessner equity balances, minority interest and translation adjustment.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   PRO FORMA
                                   FOR PRIOR                    ACQUISITION    COMPANY
                                ACQUISITIONS(A)    GESSNER(B)   ADJUSTMENTS   PRO FORMA
                                ----------------   ----------   -----------   ---------
Net sales.....................      $227,822        $85,712       $--         $313,534
Cost of sales.................       186,504         65,292        (2,468)(c)  249,328
                                    --------       ----------   -----------   ---------
  Gross profit................        41,318         20,420         2,468       64,206
Selling, general and
  administrative expenses.....        15,225         17,620          (103)(d)   32,742
                                    --------       ----------   -----------   ---------
  Income from operations......        26,093          2,800         2,571       31,464
Other (income) expenses,
  net.........................        (1,030)          (709)       --           (1,739)
Cogeneration income...........           (97)         --           --              (97)
Interest expense..............         9,680            709         1,714(e)    12,103
                                    --------       ----------   -----------   ---------
  Income before income
    taxes.....................        17,540          2,800           857       21,197
Income tax provision
  (benefit)...................         6,831            990           343(f)     8,164
                                    --------       ----------   -----------   ---------
  Net income before minority
    interest..................        10,709          1,810           514       13,033
Minority interest.............       --                  66           (66)(g)    --
                                    --------       ----------   -----------   ---------
    Net income................      $ 10,709        $ 1,744       $   580     $ 13,033
                                    --------       ----------   -----------   ---------
                                    --------       ----------   -----------   ---------
Pro forma earnings per common
  and common equivalent
  share.......................                                                $   1.73(h)
                                                                              ---------
                                                                              ---------
Weighted average number of
  common and common equivalent
  shares outstanding..........                                                   7,554
                                                                              ---------
                                                                              ---------

                            See accompanying notes.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The Pro Forma Combined Consolidated Statements of Income for the year ended December 31, 1996 reflects the Transactions as if they had occurred on January 1, 1996 as follows (the Gessner Acquisition is expected to occur in December 1997; actual amounts will differ from amounts estimated below):

  (a) The following Pro Forma Combined Consolidated Statements of
     Income give effect to the Prior Acquisitions as if they had occurred on January 1, 1996:

                                                         TEN MONTHS    TEN MONTHS
                                                            ENDED        ENDED
                                           YEAR ENDED    OCTOBER 31,    OCTOBER
                                          DECEMBER 31,      1996        31, 1996      TOTAL       PRO FORMA     COMPANY
                                          1996 COMPANY       CPG         ARCON      HISTORICAL   ADJUSTMENTS   PRO FORMA
                                          ------------   -----------   ----------   ----------   -----------   ---------
Net sales...............................    $124,771       $78,875      $ 24,176     $ 227,822     $--         $ 227,822
Cost of sales...........................     101,981        65,662        17,493       185,136       1,368(i)    186,504
                                          ------------   -----------   ----------   ----------   -----------   ---------
  Gross profit..........................      22,790        13,213         6,683        42,686      (1,368)       41,318
Selling, general and administrative
  expenses..............................       9,908         5,125         2,600        17,633      (2,408)(ii)    15,225
                                          ------------   -----------   ----------   ----------   -----------   ---------
  Income from operations................      12,882         8,088         4,083        25,053       1,040        26,093
Other (income) expenses, net............      (1,030)       --            --            (1,030)     --            (1,030)
Cogeneration income.....................         (97)       --            --               (97)     --               (97)
Interest expense........................       1,798           891         1,747         4,436       5,244 (iii     9,680
                                          ------------   -----------   ----------   ----------   -----------   ---------
  Income before income taxes............      12,211         7,197         2,336        21,744      (4,204)       17,540
Income tax provision (benefit)..........       4,697         2,873         1,121         8,691      (1,860)(iv)     6,831
                                          ------------   -----------   ----------   ----------   -----------   ---------
  Net income before extraordinary
    item................................       7,514         4,324         1,215        13,053      (2,344)       10,709
Extraordinary item......................        (297)       --            --              (297)        297(v)     --
                                          ------------   -----------   ----------   ----------   -----------   ---------
    Net income..........................    $  7,217       $ 4,324      $  1,215     $  12,756     $(2,047)    $  10,709
                                          ------------   -----------   ----------   ----------   -----------   ---------
                                          ------------   -----------   ----------   ----------   -----------   ---------

------------------------

      (i)  Reflects the following:
           Conversion of CPG inventory from LIFO to fair value........................  $   1,177
           Additional depreciation expense on increased property basis due to purchase
           accounting adjustment......................................................      1,253
           Reduction in headcount and operational expenses due to integration of
           Arcon......................................................................     (1,062)
                                                                                        ---------
                                                                                        $   1,368
                                                                                        ---------
                                                                                        ---------
     (ii)  Reflects the following:
           Reversal of amortization of prior goodwill.................................  $    (680)
           Reversal of amortization of financing costs relating to debt to be
           retired....................................................................       (320)
           Reversal of management fees................................................        (84)
           Amortization of goodwill acquired..........................................      1,072
           Reversal of deferred compensation expense..................................        (42)
           Reduction of headcount and operational expense due to integration of CPG
           and Arcon..................................................................     (2,354)
                                                                                        ---------
                                                                                        $  (2,408)
                                                                                        ---------
                                                                                        ---------

               NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    (iii)  Reflects the following:
             Interest costs on the Senior Notes due 2006..............................  $   7,808
             Reversal of interest expense.............................................     (1,986)
             Reversal of warrant accretion............................................       (838)
             Reversal of amortization of financing costs relating to debt to be
               retired................................................................       (157)
             Amortization of financing costs relating to the issuance of the Senior
               Notes due 2006.........................................................        417
                                                                                        ---------
                                                                                        $   5,244
                                                                                        ---------
                                                                                        ---------

     (iv)  Reflects the net additional income tax provision (benefit) as a result of the above adjustments, except the goodwill amortization and warrant accretion adjustments, at an effective tax rate of 40%.....................  $  (1,860)
                                                                                        ---------
                                                                                        ---------

      (v)  Reflects the reversal of loss on extinguishment of debt....................  $     297
                                                                                        ---------
                                                                                        ---------

      (b)  All income statement amounts are based on a conversion rate of DM1.50 to $1.00
           (which was the average rate in effect for the year ended December 31, 1996).

      (c)  Reflects a reduction in depreciation expense.

      (d)  Reflects the following:
                                                                                            $     171
           Amortization of goodwill acquired..............................................
                                                                                                 (345)
           Reversal of management fee.....................................................
                                                                                                   71
           Amortization of financing costs relating to German bank debt...................
                                                                                            ---------
                                                                                            $    (103)
                                                                                            ---------
                                                                                            ---------
      (e)  Reflects the following:
                                                                                            $   2,157
           Interest cost on the German bank debt..........................................
                                                                                                  266
           Interest cost on the Steinebeis Note...........................................
                                                                                                 (709)
           Reversal of interest expense...................................................
                                                                                            ---------
                                                                                            $   1,714
                                                                                            ---------
                                                                                            ---------

      (f)  Reflects the net additional income tax provision as a result of the above adjustments at an effective tax rate of 40%.

      (g)  Reflects the elimination of minority interest.

      (h)  If the Gessner Acquisition is not consummated, the Company's earnings per share for the year ended December 31, 1996, giving PRO FORMA effect to the Offering and to the Prior Acquisitions, would be $1.42.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     ACQUISITION  COMPANY PRO
                                                             COMPANY    GESSNER(A)   ADJUSTMENTS     FORMA
                                                            ----------  -----------  -----------  -----------
Net sales.................................................  $  176,659   $  63,392    $  --        $ 240,051
Cost of sales.............................................     142,559      46,953       (1,499)(b)    188,013
                                                            ----------  -----------  -----------  -----------
  Gross profit............................................      34,100      16,439        1,499       52,038
Selling, general and administrative expenses..............      12,234      11,173          (77)(c)     23,330
                                                            ----------  -----------  -----------  -----------
  Income from operations..................................      21,866       5,266        1,576       28,708
Other (income) expenses, net..............................         218        (250)      --              (32)
Interest expense..........................................       6,900         330        1,488(d)      8,718
                                                            ----------  -----------  -----------  -----------
  Income before income taxes..............................      14,748       5,186           88       20,022
Income tax provision (benefit)............................       5,762       1,950           35(e)      7,747
                                                            ----------  -----------  -----------  -----------
  Net income before minority interest.....................       8,986       3,236           53       12,275
Minority interest.........................................      --              43          (43)(f)     --
                                                            ----------  -----------  -----------  -----------
    Net income............................................  $    8,986   $   3,193    $      96    $  12,275
                                                            ----------  -----------  -----------  -----------
                                                            ----------  -----------  -----------  -----------
Pro forma earnings per common and common equivalent
  share...................................................                                         $    1.58(g)
                                                                                                  -----------
                                                                                                  -----------
Weighted average number of common and common equivalent
  shares outstanding......................................                                             7,775
                                                                                                  -----------
                                                                                                  -----------

                            See accompanying notes.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The Pro Forma Combined Consolidated Statement of Income for the nine months ended September 30, 1997 reflects the Transactions as if they had occurred on January 1, 1997 as follows (the Gessner Acquisition is expected to occur in December 1997; actual amounts will differ from amounts estimated below):

      (a)  All income statement amounts are based on a conversion rate of DM1.71 to $1.00
           (which was the average rate in effect for the nine months ended September 30,
           1997).

      (b)  Reflects a reduction in depreciation expense.

      (c)  Reflects the following:
           Amortization of goodwill acquired..............................................      $ 128
           Reversal of management fee.....................................................       (259)
           Amortization of financing costs relating to German bank debt...................         54
                                                                                            ---------
                                                                                               $  (77)
                                                                                            ---------
                                                                                            ---------

      (d)  Reflects the following:
           Interest cost on the German bank debt..........................................     $1,618
           Interest cost on the Steinbeis Note............................................        200
           Reversal of interest expense...................................................       (330)
                                                                                            ---------
                                                                                               $1,488
                                                                                            ---------
                                                                                            ---------

      (e)  Reflects the net additional income tax provisions as a result of the above adjustments at an effective tax rate of 40%.

      (f)  Reflects the elimination of minority interest.

      (g)  If the Gessner Acquisition is not consummated, the Company's earnings per share, giving PRO FORMA effect to the Offering, would be $1.16.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data for each of the years in the three-year period ended December 31, 1996 have been derived from, and are qualified by reference to the audited consolidated financial statements of the Company included elsewhere or incorporated by reference in this Prospectus. The selected historical consolidated financial data for each of the years in the two year period ended December 31, 1993, have been derived from the audited consolidated financial statements of the Company. The selected historical consolidated unaudited financial data set forth below for the nine month periods ended September 30, 1996 and 1997, have been derived from, and are qualified by reference to, the Company's consolidated unaudited financial statements included elsewhere or incorporated by reference in this Prospectus and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and accompanying notes thereto included elsewhere or incorporated by reference in this Prospectus.


                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                      YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                       -----------------------------------------------------  --------------------
                                                         1992       1993       1994       1995       1996       1996       1997
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                                  (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............................................  $  84,219  $  79,982  $ 105,416  $ 117,516  $ 124,771  $  77,734  $ 176,659
Cost of sales........................................     68,614     66,360     88,138    100,106    101,981     64,105    142,559
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.......................................     15,605     13,622     17,278     17,410     22,790     13,629     34,100
Selling, general and administrative expenses.........      5,955      7,881      8,584      8,397      9,908      6,316     12,234
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations.............................      9,650      5,741      8,694      9,013     12,882      7,313     21,866
Loss on sale of assets, net..........................     --         --         --          8,302     --         --         --
Other (income) expenses, net.........................        464        374       (658)    (1,198)    (1,030)      (991)       218
Cogeneration income (a)..............................     --         (4,404)    --         (6,512)       (97)    --         --
Interest expense.....................................      7,752      3,137      1,356        892      1,798        310      6,900
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes and extraordinary
    items............................................      1,434      6,634      7,996      7,529     12,211      7,994     14,748
Income tax (benefit) expense.........................        583      1,921      2,768       (424)     4,697      3,037      5,762
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary items..................        851      4,713      5,228      7,953      7,514      4,957      8,986
Extraordinary items..................................        573     (2,103)      (149)    --           (297)    --         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income.......................................  $   1,424  $   2,610  $   5,079  $   7,953  $   7,217  $   4,957  $   8,986
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------

Earnings per common and common equivalent share
  (b)................................................  $    0.60  $    0.45  $    0.84  $    1.31  $    1.19  $    0.82  $    1.43
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and common
  equivalent shares outstanding (b)..................        509      4,985      6,032      6,050      6,054      6,053      6,275
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                                                     SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
BALANCE SHEET DATA:
Working capital....................................................................................    $  32,869
Total assets.......................................................................................      220,135
Long-term debt, less current maturities............................................................      100,000
Stockholders' equity...............................................................................       57,150

------------------------
(a) The Company has entered into an agreement with Kamine pursuant to which the Company is the host to a cogeneration facility developed by Kamine at the Company's Beaver Falls mill, in consideration of which the Company received an initial cash payment of $4.4 million in 1993 and received deferred cash payments totaling $7.0 million from Kamine between May 1995 and May 1997. The present value of these deferred cash payments, in the amount of $6.5 million, was recorded as income in the first quarter of 1995. Cash payments of $3.0 million, $2.0 million and $2.0 million, respectively, were received in May 1995, May 1996 and May 1997. The payment received in May 1997 was the last payment due under this agreement.

(b) Weighted average number of common and common equivalent shares outstanding and earnings per common and common equivalent share have been restated to give effect to a 3-for-2 stock split effective May 13, 1997. Weighted average number of common and common equivalent shares outstanding and earnings per common and common equivalent share for the nine months ended September 30, 1997 reflect common stock equivalents which were excluded in previous periods due to immateriality.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a leading manufacturer and converter of specialty fiber-based materials with a wide range of consumer and industrial end-uses.

    ACQUISITIONS AND DISPOSITION. On October 31, 1996, the Company completed the acquisitions of CPG and Arcon for an aggregate purchase price of approximately $91.5 million. These acquisitions were accounted for on the purchase method which resulted in goodwill of approximately $46.7 million, which is being amortized over 30 years. On June 30, 1994, the Company completed the acquisition of the Endura Products Division ("Endura") of W.R. Grace & Co. (the "Endura Acquisition") for a total purchase price of approximately $26.4 million plus approximately $1.0 million in expenses paid. The Endura Acquisition was accounted for on the purchase method which resulted in goodwill of approximately $526,000, which is being amortized over 30 years. On March 22, 1995, the Company sold the assets of its Lewis mill and gasket business to Armstrong World Industries, Inc. ("Armstrong") for $12.9 million, together with $1.1 million of inventory, which was sold to Armstrong at book value. This transaction resulted in a loss of $8.3 million before taxes.

    PURCHASE ACCOUNTING. The Gessner Acquisition will be accounted for as a purchase of Gessner by the Company. As a result, the assets and liabilities of Gessner will be recorded at their estimated fair market value. An amount equal to the excess of the purchase price over the fair value of assumed liabilities will be allocated to inventories, property and equipment, identifiable intangible assets and goodwill. Goodwill will be amortized over 30 years. Consequently, the post-Gessner Acquisition statements of income will be affected by the amortization of such excess purchase price. See "Unaudited Pro Forma Consolidated Financial Data."

    RAW MATERIALS. Hardwood and softwood pulp and secondary fiber are the Company's primary raw material requirements. These materials are cyclical in both price and supply with the cyclic trends generally coinciding with the strength of the overall economy and therefore the overall demand level for the Company's products. Historically, there have been periods of significant and rapid short-term pulp price changes, both up and down, with a concurrent short-term impact on the Company's operating margins. However, over the full cycle of the pulp market, the Company generally has been able in the past to maintain margin stability with the larger impact to earnings coming from the overall level of demand for the Company's products.

RESULTS OF OPERATIONS

    THE COMPANY

    The Company has four principal product lines: office products, technical specialties, durable specialties and filter products. These four product lines were established in January 1997, as a result of the reconfiguration of the Company's business following the Prior Acquisitions. The following table summarizes the Company's historical net sales by product line.

                                                                                     NINE
                                                                                 MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                            -------------------------------  --------------------
                                              1994       1995     1996 (1)     1996       1997
                                            ---------  ---------  ---------  ---------  ---------
                                                                                 (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS)
Office Products...........................  $  54,874  $  57,326  $  54,436  $  39,420  $  41,633
Technical Specialties (2).................     35,132     30,565     31,077     16,909     58,190
Durable Specialties.......................     15,410     29,625     32,216     21,405     44,103
Filter Products (3).......................     --         --          7,042     --         32,733
                                            ---------  ---------  ---------  ---------  ---------
                                            $ 105,416  $ 117,516  $ 124,771  $  77,734  $ 176,659
                                            ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------

------------------------

(1) Includes two months of results of CPG and Arcon following their acquisition.

(2) Net sales of Technical Specialties for the fiscal year ended December 31, 1994, and during the first three months of the fiscal year ended December 31, 1995, include net sales from the Company's former gasket business, which was sold in March 1995.

(3) The Company entered this market in October 1996, upon consummation of the Prior Acquisitions.

NINE MONTHS ENDED SEPTEMBER 30, 1997, COMPARED TO NINE MONTHS ENDED SEPTEMBER
  30, 1996.


    Net sales increased 127.3% to $176.7 million in the first nine months of 1997 from $77.7 million in the comparable period in 1996.



    The Prior Acquisitions added $95.4 million in sales revenue for the first nine months of 1997. For the balance of the company's markets, net sales increased 4.5% to $81.3 million in the first nine months of 1997 from $77.7 million in the comparable period in 1996. Office products net sales increased by 5.6% or $2.2 million to $41.6 million for the first nine months of 1997 as compared to $39.4 million in the comparable period in 1996. Durable specialty net sales increased by 106.0% or $22.7 million to $44.1 million for the first nine months of 1997 as compared to $21.4 million in the comparable period in 1996. The book cover component of technical specialties net sales was $11.6 million in the first nine months of 1997 as compared to $11.8 million for the comparable period in 1996.


    Gross profit margin increased to 19.3% in the first nine months of 1997 as compared to 17.5% for the comparable period in 1996. Current year margins were impacted positively by lower fiber prices and productivity gains at the Brattleboro, Vermont mill. These benefits were partially offset by reduced selling prices to customers with whom the Company has cost-indexed supply contracts. The cost-indexed customers account for approximately 15% of the Company's sales. The new product mix within the Company due to the Prior Acquisitions slightly reduced margins.

    General and administrative expenses increased 94% to $12.2 (6.9% of net sales) million in the first nine months of 1997 as compared to $6.3 million (8.1% of net sales) for the comparable period in 1996. This increase was primarily due to the impact of the Prior Acquisitions. Additional expenses were also incurred relating to the change of the Company's name and the switching of the Company's listing from NASDAQ to the NYSE.

    Income from operations increased $14.6 million to $21.9 million (12.4% of net sales) in 1997 as compared to $7.3 million (9.4% of net sales) in the comparable period in 1996. This increase was primarily due to the impact of the Prior Acquisitions.

    Other expenses increased by $1.2 million in the first nine months of 1997 to $0.2 million as compared to ($1.0) million of other income for the comparable period in 1996. This increase was due to higher levels of amortization related to the Prior Acquisitions.

    Interest expense increased to $6.9 million in the first nine months of 1997 as compared to $0.3 million for the comparable period in 1996. This increase was due to the debt incurred to finance the Prior Acquisitions.

    Net income for the first nine months of 1997 was $9.0 million or $1.43 per share as compared to $5.0 million or $0.82 per share for the comparable period in 1996.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Net sales increased 6.2% to $124.8 million in 1996 from $117.5 million in 1995.

    The Prior Acquisitions added $20.2 million in sales revenue over the final two months of 1996. In March 1995 the Company sold its gasket business to Armstrong. This caused its gasket product revenue, part of technical specialties, to decline by $6.7 million in 1996 as compared to 1995.


    For the balance of the Company's markets, office products sales declined by 5.1% or $2.9 million to $54.4 million in 1996 from $57.3 million in 1995. This decline in sales for office products was due to the capacity loss associated with the sale of Lewis mill to Armstrong in March 1995, predominantly in the lightweight cover and filing grades. Technical specialties net sales increased by 1.6% or $0.5 million to $31.1 million in 1996 from $30.6 million in 1995 due to the impact of the Prior Acquisitions in the last two months of 1996, offset by the capacity loss associated with the sale of the Lewis mill. Durable specialties net sales increased by 8.8% or $2.6 million to $32.2 million in 1996 from $29.6 million in 1995. Filter products net sales increased from $0.0 in 1995 to $7.0 million in 1996, due to the impact of the acquisition of CPG.


    Gross profit margin increased to 18.3% in 1996 from 14.8% in 1995. This improvement was primarily due to lower prices for pulp and recycled fiber and to improved manufacturing efficiencies resulting from equipment upgrades.

    General and administrative expenses increased 17.9% to $9.9 million (7.9% of sales) in 1996 from $8.4 million (7.1% of sales) in 1995. This increase was primarily due to expenses incurred in connection with the Prior Acquisitions.


    Income from operations increased 43.3% to $12.9 million (10.3% of sales) in 1996 from $9.0 million (7.7% of sales) in 1995.



    Other income decreased 14.0% to $1.0 million in 1996 as compared to $1.2 million in 1995. On April 29, 1994, the Company sold and leased back certain operating assets at the Brattleboro, Vermont mill. The sale of these assets resulted in a deferred gain of $17.2 million which is being amortized at the rate of $1.7 million per year. This income was offset by amortization of organizational and financing costs and goodwill.


    Interest expense increased to $1.8 million in 1996 as compared to $0.9 million in 1995. This increase is due to the debt incurred to fund the Prior Acquisitions.


    Income taxes before extraordinary item were $4.7 million or 38.5% of income before income taxes and extraordinary item in 1996.


    Net income in 1996 was $7.2 million or $1.19 per share compared to $8.0 million or $1.31 per share in 1995, in each case, adjusted to give effect to the Stock Split.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Net sales increased 11.5% to $117.5 million from $105.4 million in 1994. Net sales for 1995 included the first full year of sales from Endura which was acquired by the Company on June 30, 1994.


    Office products net sales increased by 4.5% or $2.4 million to $57.3 million in 1995 from $54.9 million in 1994. This increase was primarily due to strong order levels that the Company believes were principally related to positive economic conditions during the first half of 1995, offset by the capacity loss associated with the sale of the Lewis mill to Armstrong in March 1995, predominantly in the lightweight cover and filing grades. Technical specialties net sales decreased by 13.0% or $4.5 million to $30.6 million in 1995 from $35.1 million in 1994. This decrease was due to the sale of the Lewis mill and gasket business to Armstrong in 1995, offset by an increase in book cover sales of 5.3% or $0.8 million to $15.8 million in 1995 from $15.0 million in 1994 and the addition of technical specialties from the Endura Acquisition. The largest portion of this decrease resulted from the sale of the gasket business which represented $9.1 million in net sales. Durable specialties net sales increased 92.0% or $14.2 million to $29.6 million in 1995 from $15.4 million in 1994 due to the full year impact of the Endura Acquisition.


    Gross profit margin decreased to 14.8% in 1995 from 16.4% in 1994. This decline was primarily due to higher prices for pulp and recycled fiber and higher lease expenses related to sale-leaseback financing entered into in April 1994. These increased costs were offset in part by higher selling prices.

    General and administrative expenses decreased to $8.4 million (7.1% of net sales) in 1995 from $8.6 million (8.2% of net sales) in 1994. This decrease resulted from reduced levels of expenses due to the sale of the Company's gasket business and lower premiums for directors' and officers' insurance.

    Income from operations increased 3.7% to $9.0 million (7.7% of net sales) in 1995 from $8.7 million (8.2% of net sales) in 1994. This increase resulted primarily from lower levels of general and administrative expenses described above, offset in part by higher costs for pulp and secondary fiber.

    Other income increased 82.1% to $1.2 million in 1995 as compared to $0.7 million in 1994. Other income in 1995 was positively impacted by the amortization of $1.7 million in deferred gain on the sale-leaseback transaction. On April 29, 1994, the Company sold and leased back certain operating assets at the Brattleboro, Vermont mill. The sale of these assets resulted in a deferred gain of $17.2 million which is being amortized over the ten-year life of the lease.

    Interest expense decreased 34.2% to $0.9 million in 1995 from $1.4 million in 1994. This decrease was due to lower levels of debt resulting primarily from debt repayment using proceeds from the Lewis mill sale.

    Income tax benefit was $0.4 million in 1995. This represents an effective tax rate of (5.6%) and reflects the reversal of a $3.0 million valuation allowance. Income tax expense was $2.8 million in 1994 which represented an effective tax rate of 34.6% and reflects utilization of $21.4 million of net operating loss carry-forwards.

    Net income in 1995 was $8.0 million or $1.31 per share compared to $5.1 million or $0.84 per share in 1994, in each case, adjusted to give effect to the Stock Split.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 1997, the Company had outstanding $100.0 million of Senior Notes. The notes have a ten-year term, are non-amortizing and carry a fixed interest rate of 9.375%. Additionally, the Company had available to it a $20.0 million revolving credit facility as of September 30, 1997. As of such date, no advances were outstanding under such credit facility.

    The Company's historical requirements for capital have been primarily for servicing debt, capital expenditures, working capital and acquisitions. Cash flows from operating activities were $3.3 million and

$8.8 million for the nine month periods ended September 30, 1997, and September 30, 1996, respectively. During these periods additions to property, plant and equipment were $9.7 million and $4.3 million, respectively. In addition, the Company expects to fund certain expenditures related to technology transfer projects between Gessner and the Company, which the Company believes will provide quality improvements, cost reductions, product performance enhancements and the ability to produce a broader range of products. The Company currently anticipates that the implementation of these projects can be accomplished over a two to three year period, at a cost of $20 to $25 million. The Company believes that cash flow from operations, together with the net proceeds of the Offering plus amounts available under credit facilities, will be sufficient to fund its capital requirements, debt service and working capital requirements for the foreseeable future.

    The Company intends to pursue strategic acquisitions that will enhance its range of products, complement the Company's core markets, provide distribution or sales and marketing efficiencies or provide opportunities for technology gains or other operating efficiencies. Any such acquisition could require the Company to secure independent debt or equity financing to complete such transaction. See "The Gessner Acquisition."

INFLATION

    During the past several years, the rate of general inflation has been relatively low and has not had a significant impact on the Company's results of operations. The Company purchases raw materials which are subject to cyclical changes in costs that may not reflect the rate of general inflation.

SEASONALITY

    The Company's business is mildly seasonal, with the third quarter of each year typically having the lowest level of net sales and operating income. This seasonality is the result of a lower level of purchasing activity in the third quarter, since many converters shut down their operations during portions of July.

NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement is effective for periods ending after December 31, 1997. The Company has yet to analyze the potential impact on its financial statements upon adoption of this pronouncement.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement is effective for periods beginning after December 15, 1997. The Company has yet to analyze the potential impact on its financial statements upon adoption of this pronouncement.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for periods beginning after December 15, 1997. The Company has yet to analyze the potential impact on its financial statements upon adoption of this pronouncement.

                            BUSINESS OF THE COMPANY

HISTORY

    The Company is a leading manufacturer and converter of specialty fiber-based materials with a wide range of consumer and industrial end-uses. Through its nine United States paper mills and converting facilities, the Company has focused on niche markets where it can provide high value-added products which meet rigorous technical specifications and customer service requirements. See " -- Manufacturing -- Mills and Converting Facilities." The Company's products serve four distinct markets and are sold for worldwide distribution to customers who manufacture end-use products.

    The Company was created in 1989 when Boise Cascade Corporation sold certain assets and liabilities of its Specialty Paperboard division to a group of investors which included the Company's management and McCown De Leeuw & Co. ("MDC"), a private investment firm. The Company completed an initial public offering of its common stock in early 1993 and is currently traded on the NYSE under the symbol "FMK".

    Since its inception, the Company has pursued a strategy of establishing itself as a leading manufacturer and converter of specialty paper products for markets where its manufacturing expertise, proprietary production methods and customer relationships provide a competitive advantage. Prior to 1994, the Company focused on two primary market areas, office products and technical specialties. Office products primarily consisted of pressboard products made into products for filing, binding and storage of documents. Technical specialties primarily consisted of latex saturated and coated book cover materials and gasket materials. In 1994, through the Endura Acquisition, the Company broadened its product offerings to include durable specialties, such as industrial and consumer masking tape substrates and printed circuit board substrates. In 1995, the Company sold its automotive gasket business to Armstrong. In 1996, the Company acquired CPG, an acquisition which gave the Company strong positions in markets for the automotive fuel and oil filtration materials and technical specialties including electrical transformer paper and acid-free picture mounting art board. These products, together with the saturated and coated book cover materials and other technical specialty products manufactured by the Company prior to the acquisition of CPG, form the core of the technical specialties division. Also in 1996, the Company acquired Arcon, which led the industry in pioneering the use and treatment of Tyvek-Registered Trademark- as a low cost, durable binding alternative for books and a wide range of edge binding and reinforcing for products such as pressboard folders, memo pads and checkbooks. The products formerly manufactured by Arcon were incorporated into the product offerings of the durable specialties division. The Company's headquarters is located at 161 Wellington Road, P.O. Box 498, Brattleboro, Vermont 05302. The Company's home page on the Internet is located at http://www.fibermark.com.

------------------------
-Registered Trademark- DuPont registered trademark.

OVERVIEW

    The Company has four distinctive categories of products. The table below provides an overview of the Company's primary product lines and facilities:

                                                               TECHNICAL                      DURABLE
                              OFFICE PRODUCTS                 SPECIALTIES                   SPECIALTIES
PRIMARY           -          Pressboard         -          Electrical         -          Tape substrates    -
PRODUCTS:                    filing, cover and             transformer paper
                             binder materials

                  -          Lightweight        -          Acid-free board    -          Binding tapes      -
                             filing and cover
                             materials

                  -          Premium cover      -          Abrasive backing   -          Hinge and          -
                             papers                        paper                         reinforcing tapes

                                                -          Premium cover
                                                           papers

                                                -          Printed circuit
                                                           board base paper

                                                -          Photographic
                                                           packaging paper
                                                           and board

                                                -          Wet-strength tag

                                                -          Heavyweight book
                                                           cover

                                                -          Lightweight book
                                                           cover

FACILITIES(a):               Brattleboro,                  Fitchburg, MA(b)              Quakertown, PA(b)
                             VT(b)                         Warren Glen, NJ               Owensboro, KY(c)
                             Warren Glen, NJ               Hughesville, NJ
                             Hughesville, NJ               Owensboro, KY(c)
                                                           Beaver Falls, NY
                                                           Richmond, VA

                  FILTER PRODUCTS
PRIMARY           Saturated filter
PRODUCTS:         paper
                  Non-saturated
                  filter paper
                  Industrial
                  filter paper
FACILITIES(a):    Richmond, VA(b)
                  Rochester, MI
                  Fitchburg, MA

------------------------

(a) The Company also has sales offices in Annecy, France; Hong Kong, People's Republic of China; and Tokyo, Japan.

(b) Division Headquarters.

(c) The Company has decided to cease operations at this facility during the first quarter of 1998. The Company intends to transfer the production of this facility to certain of its other facilities.

BUSINESS STRATEGY

    The Company's strategy is to increase sales and earnings by pursuing selected strategic acquisitions, rationalizing production capacity and building a global customer-focused company. The following are the key elements of this strategy:

    - STRATEGIC ACQUISITIONS. The Company intends to continue pursuing growth through strategic acquisitions that complement the Company's core markets, provide distribution or sales and marketing efficiencies or provide opportunities for technology gains or other operating efficiencies.

    - STRENGTHEN INTERNATIONAL PRESENCE IN SPECIALTY FIBER-BASED
      MATERIALS. Historically, the Company has devoted significant resources to its international marketing efforts which were intended to create export markets for the Company's products. The Gessner Acquisition will strengthen the Company's international presence and allow it to capitalize on Gessner's extensive sales and marketing capabilities to further increase sales of the Company's products to international customers.

    - BUSINESS RATIONALIZATION. The Company continually evaluates its organizational structure and manufacturing operations to identify opportunities to more effectively meet its customers' requirements and to reduce costs. As a result, the Company may reconfigure its manufacturing operations, including the number of facilities operated and the locations at which products are manufactured.

    - INVEST IN TECHNOLOGY AND CAPITAL IMPROVEMENTS. The Company seeks to reduce costs, increase capacity where needed, enhance manufacturing capabilities and improve product quality through selected capital investments. The Company invested approximately $8.5 million in new equipment, technology and leasehold improvements at its facilities during the fiscal year ended December 31, 1996, and $9.7 million during the nine months ended September 30, 1997. The Company intends to continue to upgrade its facilities and equipment to achieve further operating efficiencies and, in particular, to take advantage of the technology transfer opportunities it expects to realize from the Gessner Acquisition.

    - EFFECTIVE UTILIZATION OF DIVERSE FIBERS, INCLUDING RECYCLED MATERIALS. The Company intends to continue to capitalize on its position as a leading manufacturer of specialty fiber-based materials. In order to meet customer demand for recycled content and high performance, as well as to achieve greater cost controls, the Company seeks to leverage its investments in fiber-cleaning technology and maximize its use of recycled materials. The Company is actively pursuing new product development projects with existing and potential new customers. See " -- Manufacturing -- Use of Recycled Fiber."

OFFICE PRODUCTS

    MARKET. The Company manufactures a wide range of materials used in the manufacture of office products. The Company believes that it is the largest domestic supplier of pressboard, which is converted into data binders, notebook covers, report covers, ring binders, and file and index guides. The Company also pursues niche markets within the office supplies market where its capabilities and customer relationships give it a competitive advantage.

    PRODUCTS. The table below sets forth the Company's primary office products materials.

                                OFFICE PRODUCTS
--------------------------------------------------------------------------------

        PRODUCT TYPE                  CHARACTERISTICS               TYPICAL END USES
-----------------------------  -----------------------------  -----------------------------
Pressboard filing cover and    High density paperboard        Data binders; ring binders;
binder material                designed for strength,         report covers; notebook
                               rigidity, durability and       covers
                               appearance; may be embossed
                               or acrylic coated; high
                               recycled content

Lightweight filing and cover   Lighter weight paperboard,     Filing products; portfolios;
materials                      designed for decorative        report covers; document
                               embellishments and less        covers; presentation covers
                               demanding end-uses than
                               pressboard

Premium cover papers           Well-formed papers with good   Printed report covers;
                               strength, color/texture and    promotional and advertising
                               printable surfaces             materials

    The largest component of the office products division's net sales is a heavyweight paperboard (pressboard) which is densified through a proprietary manufacturing process developed by the Company. This densification process provides pressboard with the strength, rigidity, durability and appearance required for data binders, ring binders, notebook covers and report covers. The Company and its predecessors have offered their pressboard line of products for more than 100 years and believes it has established significant brand awareness and loyalty among its customers.

    The Company produces certain types of lightweight filing and cover materials for conversion into file folders, expanding wallets, notebook covers and report covers. The Company is continuing its focus on certain products for the lightweight filing and cover material market, such as colored file folder and report covers for the growing on-demand document printing market, with specific emphasis on products meeting the market's recycled content requirements. The Company's lightweight filing and cover materials are generally manufactured using similar equipment and processes and are sold to many of the same customers as the Company's heavyweight office products. The Company continues to experience the benefits of the Brattleboro paper machine upgrade, completed in October 1995, which increased capacity by 25%. With the added capacity, the Company is working to build this lightweight business through the strength of its relationships with office products converters. These lightweight materials, manufactured to meet consumer and government demand for recycled paper products, provide an opportunity for the Company to increase its penetration in the office products market.

    The Company manufactures a line of premium cover stocks sold through paper distributors to commercial printers. These papers have good strength and may have colored or textured surfaces and are typically used for printed report covers and promotional and advertising materials.

    The Company offers many of its products in acrylic coated and embossed form, providing additional durability and stain resistance. The Company has the capability to custom manufacture materials in a variety of colors and can finish its products to customer specifications, including glazing (densification), coating, embossing, laminating, sheeting, slitting and rewinding.

    CUSTOMERS. The Company sells its office products through its own sales representatives to major domestic office products converters, including: Acco World Corporation, a division of American Brands Inc.; Smead Manufacturing Company and Esselte Pendaflex Corp. The Company has long-term relationships with all of its major customers in this market. The Company's customers produce office products from the Company's paper-based materials and sell end-use products through contract stationers, paper merchants, office products wholesalers, buying groups, warehouse clubs, catalog sales, office products superstores, retail office supply stores and other outlets. The Company also markets its materials through direct sales representatives or manufacturer's representatives in Asia, Canada, Mexico, Central and South America and Europe.

    COMPETITION. In the office products supply market, the Company competes with a number of other producers of heavyweight pressboard, colored file folder paper and lightweight filing and cover materials, including International Paper Company, Temple-Inland Inc., Brownville Specialty Products and Merrimac Paper Co., Inc. ("Merrimac"). The Company believes it holds a leading position in the domestic market for pressboard and a growing presence in the lightweight filing and cover materials market. In markets that use pressboard, the Company also competes with producers of vinyl and plastic office products materials. In the premium cover and text market, the Company also competes against divisions of Georgia Pacific Corp., Fox River Paper Co., Crown Vantage Inc. and a number of other manufacturers.

TECHNICAL SPECIALTIES

    MARKET. The Company manufactures specialty fiber-based materials customized to meet the unique performance characteristics required by specific customers and end-use markets. Technical specialties include paper used as insulation material in electrical transformer coils, acid-free board used for archival quality picture mounting and records storage applications, photographic packaging paper and board, printed circuit board base papers, wet-strength tag used primarily in the laundry and dry-cleaning industries and paper backings for sandpaper and other abrasives. The Company has been able to successfully enter niche markets in the technical specialties area in which it believes its manufacturing flexibility and technical expertise give it a competitive advantage in meeting rigorous customer requirements. The Company believes that it is the U.S. market leader in many of its markets, including electrical transformer papers, acid-free board, wet-strength tag and heavyweight industrial abrasive backing materials. In addition, the Company is a leading producer of saturating base paper for the manufacture of printed circuit boards. Many of the Company's technical specialties have been used in their current applications for many years and have proven to be cost-effective in meeting the performance requirements for which they are utilized. To supplement these products, the Company works to develop new products that have the potential to experience positive growth due to superior performance, lower cost or both.

    The Company is one of the two leading domestic producers of latex-reinforced material used in book covers and related products. These materials are used by customers in applications where durability and distinctive appearance are important, such as flexible covers for books, menus, photo albums, desktop calendars, appointment books and reports.

    PRODUCTS. The table below sets forth the Company's primary technical specialties:

                             TECHNICAL SPECIALTIES
--------------------------------------------------------------------------------

        PRODUCT TYPE                  CHARACTERISTICS               TYPICAL END USES
-----------------------------  -----------------------------  -----------------------------
Electrical transformer paper   High dielectric strength       Power transformer coil
                                                              insulation

Acid-free board                High pH (acid-free),           Archival quality picture
                               exceptional cleanliness        mounting and document storage

Abrasive backing paper         High-tear strength, smooth     Heavyweight sandpaper and
                               surfaces and controlled        other commercial abrasives
                               electrostatic properties

Printed circuit board base     Low density; uniform high      Interior of printed circuit
paper                          bulk                           boards

Photographic packaging paper   Totally opaque; high-strength  Photographic film protection and board

Wet-strength tag               High-strength saturated        Laundry and dry-cleaning
                               sheet; moisture and solvent    labels
                               resistant

Heavyweight book cover         Strong cotton fiber base       Flexible covers for softbound
                               sheets latex-reinforced and    books, menus, photo albums,
                               leather-texture                desktop calendars and
                                                              accessories, appointment
                                                              books and reports

Lightweight book cover         Latex-reinforced base sheets   Exterior cover material for
                               of higher bulk and lower       hardbound books; photo
                               weight                         albums, report covers

Premium cover papers           Well-formed papers with good   Printed report covers;
                               strength, color/texture and    promotional and advertising
                               printable surfaces             materials

    The Company supplies electrical transformer papers with high dielectric strength which are wrapped around individual electrical transformer coils as insulating material. The Company is the major supplier of such paper to Bedford Materials, Inc., which operates the transformer insulation business formerly owned by Westinghouse Electrical Corp., and is one of two major suppliers to the other major U.S. manufacturer of electrical transformers.

    The Company manufactures acid-free board used as picture mounting art board and archival storage media. Acid-free picture mounting art board and storage media are designed to prevent the degradation and discoloration of artwork and documents caused by acidic exposure. The Company believes that its acid-free products have superior performance characteristics which have resulted in their wide acceptance in the marketplace.

    The Company's photographic packaging paper is primarily dual composition paper used by Eastman Kodak Company ("Kodak") and Polaroid Corp. ("Polaroid") to package certain films. Such products must meet demanding standards for opacity in order to prevent premature exposure of the film. The Company's strong position in the market for photographic packaging paper is based in part upon the Company's ability to manufacture multi-ply paper.

    The Company also manufactures printed circuit board base papers which are used in the manufacture of circuit boards for remote control devices and other electrical components. The Company's printed circuit board base papers have the advantage of low density and high bulk, allowing circuit board manufacturers to lower their costs and increase their output by processing fewer sheets than they would with competing materials.

    The Company's wet-strength papers are primarily used as tags in the laundry and dry cleaning industries to identify clothing as it is processed through washing machines and dry cleaning equipment.

    These products, in addition to withstanding physically and chemically harsh processes, are manufactured in multiple colors that must not be transferred onto the clothing to which they are attached. The Company is a major producer of this paper in the United States and is now exporting to the United Kingdom, with opportunities to expand into other European markets.

    Sandpaper and other abrasive backing papers are used in the manufacture of heavyweight sandpaper and other commercial abrasives. The Company's sandpaper and other abrasive backing papers are designed to meet customers' exacting specifications for tear strength, smooth surfaces and controlled electrostatic properties.

    Using proprietary manufacturing processes, the Company combines pulp, latex, recycled rag fiber and other materials to produce flexible and durable specialty materials for use in a variety of book cover applications. The Company sells its book cover materials directly to customers in this market, who in turn coat, emboss and decorate the material and sell it to manufacturers of end-use products.

    The Company's primary latex product is manufactured using recycled rag fibers, resulting in increased durability and a leather-like texture and appearance. These products are used for day books, diaries, menu covers and softcover books. The Company is also a leading supplier of light-weight materials used in covering hardbound books.

    CUSTOMERS. The Company sells its technical specialties through its own sales force to a variety of customers. Major customers include: Bedford Materials, Inc. and the TMC division of Avery Dennison Corp. (electrical transformer paper); the Nielsen and Bainbridge division of Esselte Corp. and the Crescent Cardboard division of Potomac Corp. (acid-free paper); Kodak (photographic packaging paper); Pajco-Holliston (coating base for book covers). The Company works with its customers to develop new products and to provide technical support for existing products.

    COMPETITION. The Company's competitors in technical specialties vary by product type. Generally, the Company faces competition from both foreign and domestic specialty manufacturers. The Company's focus is to compete in products and markets which require manufacturing flexibility, product properties and quality levels not provided by integrated paper mills. The Company's key competitors include Kimberly-Clark Corporation ("Kimberly-Clark"), Sorg Paper Co., a subsidiary of Mosinee Paper Corp., Arjo Wiggins USA, Inc., Robert Cordier AG and Merrimac. In the latex-reinforced book cover market, the Company primarily competes with Rexam DSI, Inc. and, to a lesser degree, with products of plastic-coated and coated cloth book cover materials.

DURABLE SPECIALTIES

    MARKET. The Company is one of the largest producers of specialty tape substrates and a broad range of saturated, coated and non-woven materials. The primary markets for the Company's durable specialties are tape substrates (primarily industrial and consumer masking tapes), binding tapes and hinge and reinforcing tapes, and book cover materials. There are seven major North American producers of pressure sensitive tape, who, together, account for the majority of the industry's total sales. Most of these producers have self-saturating capabilities for general purpose tapes and look to suppliers like the Company for specialty paper backings.

    The Company believes it is a leading supplier of binding tapes and hinge and reinforcing tapes converted from specialty papers and substitutes for the manufacture of notepads, books, expandable file folders and checkbooks.

    The Company has also sought out niche markets in which it believes it can have a competitive advantage for its durable specialties. The Company produces high strength materials used in the apparel industry as blue jean tags and for various other tag and label applications.

    PRODUCTS. The table below sets forth the Company's primary durable specialties.

                                    DURABLE SPECIALTIES
-------------------------------------------------------------------------------------------
        PRODUCT TYPE                  CHARACTERISTICS               TYPICAL END USES
-----------------------------  -----------------------------  -----------------------------
Tape substrates                Enhanced strength, release,    Industrial and commercial
                               impermeability or heat         masking tapes; barrier tapes;
                               resistance                     pressure-sensitive tapes;
                                                              bandolier tapes; packaging
                                                              tapes

Binding tapes                  Tyvek-Registered Trademark-    Notepads; composition books;
                               and latex-impregnated paper    checkbooks
                               tapes

Hinge and reinforcing tapes    Durable                        Expandable file folders
                               Tyvek-Registered Trademark-
                               high fold-and tear-strength
                               reinforcing materials

------------------------

-Registered Trademark-DuPont registered trademark.

    The Company's tape substrates are used in the manufacture of industrial and consumer masking tapes, barrier tapes, other pressure-sensitive tapes and bandoliering tapes. The Company's products have the strength and technical properties to meet various performance demands. These products include barrier-coated and heat resistant industrial masking tapes for the automotive paint and aircraft manufacturing industries and packaging tapes which withstand the rigors of the worldwide shipping. The Company's bandoliering tapes are used by the electronics industry to carry resistors, capacitators and other items during high-speed automated assembly of electronic devices.

    The Company is a leading producer of high strength binding tapes and hinge and reinforcing tape using Tyvek-Registered Trademark- as a base material. These products are primarily used to protect, bind and decorate books and documents, checkbooks and notepads. The Company's Tyvek-Registered Trademark- tapes, marketed under the trade name Super ArcoFlex-TM-, are used to decorate pad bindings and are able to withstand the stress incurred during cutting in high volume manufacturing. The Company also uses Tyvek-Registered Trademark- in the manufacture of supported gussets for red wallet expansion folders. Gussets are the accordion folder material between the two folder side sheets that allow the folder to expand. The Company has developed a method to strengthen the gussets by laminating coated Tyvek-Registered Trademark- to the folder material forming the gusset and sells this material under the name Expanlin. The Company also sells coated Tyvek-Registered Trademark- to converters who laminate it to the folder material themselves. The result is a material that is stronger, longer lasting and more reliable than unsupported gussets. The Company believes that Expanlin has become the preferred material used in supported gussets by expansion folder manufacturers.

    Other durable specialties include imitation leather stock which is sold to garment label manufacturers who cut and print the material with various brand and product information for use as blue jean tags. This material is expected to maintain its crisp appearance after repeated washing cycles. The Company has also developed a tag and label product line for manufacturers who require tags and labels with the strength of Tyvek-Registered Trademark-. These products can be color-coated and are used as luggage tags by the airline industry, as flame-retardant labels for the automotive industry and other types of demanding packaging applications.

    CUSTOMERS. The Company offers its customers a broad product line with flexible product development and manufacturing capabilities. This flexibility has fostered long-term relationships with its client base. The Company sells its specialty tape substrates to many of the leading tape manufacturers, including American Tape Company and 3M. The Company believes that the international customer base for these products may increase as the Company's sales force is trained to sell these additional product lines. In the checkbook industry, the Company's major customer is Deluxe Check Printers, a division of Deluxe Corp. The Company sells blue jean tags and its other tag and label products to a variety of converters and end-users.

    COMPETITION. For tape backing the Company primarily competes against Kimberly-Clark. In the binding tape and hinge and reinforcing tape markets, the Company competes against several smaller competitors including Rexford Paper Co., Northeast Paper Converting Company and Southern Label Company, Inc. The Company believes it holds a leading position in the market for Tyvek-Registered Trademark- based binding tapes and hinge and reinforcing tapes. In other niche markets, the Company competes with various small competitors, none of which has a dominant market position.

FILTER PRODUCTS

    MARKET. The Company is a major supplier of saturated and non-saturated filter papers used in fluid and air filters for the automotive and heavy-duty truck and equipment industries. The Company estimates that the market for both saturated and non-saturated papers was approximately $170 million in 1996, of which 80% was utilized in the automotive and heavy-duty truck and equipment markets. The other major market for these products include dry cleaner solvent filtration and potable water filtration. The market for automotive and heavy-duty truck and equipment filters has grown at a compound annual growth rate of approximately 5.7% over the ten-year period from 1986 to 1996. The Company also manufactures industrial filter paper used in a variety of industrial applications and processes.

    PRODUCTS. The table below sets forth the Company's primary filter products materials.

                                      FILTER PRODUCTS
-------------------------------------------------------------------------------------------
        PRODUCT TYPE                  CHARACTERISTICS               TYPICAL END USES
-----------------------------  -----------------------------  -----------------------------
Saturated filter paper         Controlled porosity; enhanced  Air, oil, fuel and hydraulic
                               strength and rigidity; high    filters for heavy and light
                               temperature and chemical       duty trucks and passenger
                               resistance                     cars;
                                                              dry-cleaning solvent filters

Non-saturated filter paper     Controlled porosity; high      Oil filters for heavy-duty
                               density; may be impregnated    equipment and diesel trucks;
                               with activated carbon and      home water filters
                               other fillers

Industrial filter paper        Controlled porosity; high      Hot oil filters for the
                               temperature resistance;        fast-food industry; paint and
                               cleanliness                    lacquer manufacturing; fruit
                                                              juice processing

    The Company's major filter product is solvent-based saturated filter paper, which is controlled porosity paper saturated with phenolic and other resins to increase its strength and rigidity for use in various high temperature applications. This product is purchased by filter manufacturers who cut, pleat and cure the paper for use in oil, fuel and hydraulic fluid filters for heavy and light duty trucks and passenger cars. These filters are sold primarily to the replacement market but also to original equipment manufacturers. The Company manufactures many grades of saturated filter paper to specifications provided by its customers. The Company believes that it is one of the three largest producers of saturated filter paper in the United States.

    The Company also produces non-saturated filter paper. This category includes non-saturated paper containing activated carbons and other fillers and edge filter media. Primary uses of non-saturated filter paper include oil filtration in heavy equipment and diesel trucks and home water filters. In addition, the Company produces industrial filter papers for various food service and industrial applications, including filtration of hot oil used in fast-food preparation, the manufacture of paints and lacquers and the processing of fruit juices.

    CUSTOMERS. The Company sells its filter products primarily through its own sales staff directly to its customers. Principal customers for the Company's saturated filter papers include the Fleetguard Filtration Systems division of Cummins Engine Co., Inc. ("Fleetguard"), the Delphi Automotive Systems division of General Motors Corp. ("General Motors"), AlliedSignal, Inc. (Fram filters), Purolator Products, Inc. and Miki Sangyo U.S.A. Inc., a trading company and the major supplier of filter paper used in filters supplied to the U.S. manufacturing sites of Nissan Motor Co., Ltd. and Honda Motor Co., Ltd. The Company's saturated filter paper is used to make filters which are used on vehicles manufactured by General Motors, Chrysler Corp. and Ford Motor Corp. Fleetguard is also the Company's primary customer for non-saturated filter papers. The Company has long-term relationships with its customers and believes that these relationships with its customers are based on its ability to provide superior service and technical support.

    The Company's major customers for its industrial filter paper products include National Filters, Inc. and Lubrizol Corp. for commercial manufacturing applications, Seneca Foods Corp. for food processing applications and the KFC North America division of PepsiCo Inc. in the hot oil filter market. In addition, the Company supplies industrial filter papers to various smaller manufacturers and users.

    COMPETITION. The Company's primary competition in solvent-based saturated filter papers comes from Ahlstrom Filtration, Inc. ("Ahlstrom"), a division of
A. Ahlstrom Corp. In addition, the Hollingsworth & Vose Company is the dominant manufacturer of water-based saturated filter papers, a market in which the Company has a smaller presence. To the extent that industry efforts to develop water-based alternatives to solvent-based filter papers are successful, the Company's solvent-based filter papers may face increased competition from such water-based alternatives.

    In the markets for non-saturated filter papers and industrial filter papers, the Company competes primarily with Ahlstrom, Knowlton Specialty Papers, Inc. and Lydall, Inc. In each of these markets, producers tend to manufacture custom designed products on an exclusive basis for their customers.

MANUFACTURING

    MILLS AND CONVERTING FACILITIES. The Company currently operates nine production facilities of which eight are owned and one is leased. The Company has one additional converting facility located in Oceanside, New York. The Company is in the process of closing this leased facility and is moving substantially all of the production from this facility to its Quakertown facility. The Company believes that the shut-down of the Oceanside facility will be completed by December 1997. As part of its strategy to reduce costs and more effectively meet customer requirements, the Company routinely evaluates and assesses the operations of and product mix manufactured or processed at each of its facilities. As a result of these routine evaluations, the Company may shift production to, or reallocate production among, its facilities and change, decrease or cease operations at certain facilities. In evaluating its manufacturing facilities, the Company considers a number of factors including manufacturing effectiveness, productivity, proximity to key customers, operating efficiency, strategic contribution to the Company and maintenance and capital expenditure requirements.

    On November 18, 1997, as part of its ongoing strategy of business rationalization, the Company announced plans to cease operations at its Owensboro, Kentucky facility by the first quarter of 1998. Production at this facility will be moved into certain of the Company's other operations. Management currently estimates that the closing of this facility will result in a one-time pre-tax charge of approximately $10.0 million during the fourth quarter of 1997, however, it expects that the resulting cost reductions will result in annual net savings of approximately $1.5 million beginning in 1998. The Owensboro facility currently employs 41 people.

    OFFICE PRODUCTS. The Company's main mill for the production of office products is located in Brattleboro, Vermont. Mills located at Warren Glen, New Jersey and Hughesville, New Jersey also produce office products materials. Recent improvements have included an upgrade to the Brattleboro mill that significantly increased its capacity and its ability to produce a wider range of lighter weight products. The Company has also recently completed a series of capital improvements at its Warren Glen mill, which have increased productivity, reduced costs and waste and increased the ability of the mill to use a wider range of pulps and recycled materials.

    The cylinder paper machines in use at the Brattleboro and Warren Glen mills are configured to produce a broad range of specialty materials, including pressboard, filing and cover materials of various weights, colors and finishes. The machine in the Brattleboro mill features computer-controlled monitoring of color, weight, thickness and moisture content. The configuration of the cylinder machine allows the production of multiple-ply products, resulting in greater strength and stiffness than a comparable one-ply product made on a Fourdrinier paper machine. In addition, this process enables the Company to use lower-cost recycled fiber pulp in the interior layers and higher-cost virgin pulp layers on the exterior of a product, providing greater strength and the surface appearance desired by consumers. Finishing capabilities at the Brattleboro mill include glazing, coating, embossing, rewinding, laminating and sheeting.

    TECHNICAL SPECIALTIES. The Company manufactures technical specialties at a number of its facilities, including its Hughesville, Warren Glen, Richmond, Fitchburg, Owensboro and Beaver Falls facilities. The

Hughesville mill manufactures primarily technical specialty papers, including photographic packaging, electrical transformer paper and wet-strength tag. The Company's mill located in Beaver Falls, New York specializes in the production of proprietary latex-impregnated materials for use as book covers and similar products. The stock preparation process at the Beaver Falls mill allows blending of latex, cork, cotton fiber, pulp and other materials into a variety of products with specific performance characteristics. The mill has a fiber reclamation system, enabling it to utilize recycled fiber.

    DURABLE SPECIALTIES. Durable specialties are manufactured in the Company's Owensboro mill and its Quakertown converting facility. The Company's main converting facility for durable specialties is located at Quakertown, Pennsylvania. A significant portion of the saturating base paper used in this facility is provided by the Owensboro mill.

    FILTER PRODUCTS. The Company's filter products are produced primarily at its Richmond, Rochester and Fitchburg mills. The Richmond mill uses a methanol-based resin saturating process that allows the saturation of base paper off the paper machine. A recent upgrade of the Richmond mill increased saturation capacity by 50%. The Rochester mill uses an in-line saturating process. The Company manufactures its non-saturated filter papers at its Fitchburg mill.

    RAW MATERIALS. The Company uses a wide array of raw materials to formulate its products, including virgin hardwood and softwood pulp, secondary wood fiber from pre- and post-consumer waste, secondary cotton fiber from the apparel industry, synthetic fibers (such as nylon and fiberglass), synthetic latex and a wide variety of chemicals, pigments and dyes. These materials are procured from numerous suppliers in the United States and Canada. The Company does not produce pulp. Pulp and secondary fiber prices are subject to substantial cyclical price fluctuations. The Company experienced a significant increase in raw material costs during 1994 and 1995, but was able to partially recover these increases with selling price increases, cost containment efforts and the early benefits resulting from the paper machine upgrade performed in 1995. There can be no assurance that the Company will be able to pass any future increases in the price of pulp through to its customers in the form of price increases.

    The Company's sole source of supply of the Tyvek-Registered Trademark- used in production of certain of its products is DuPont. The Company has a long-standing relationship with DuPont as an approved converter of Tyvek-Registered Trademark- and has never experienced a disruption in supply. Although management believes that it has a good relationship with DuPont, there can be no assurance that the Company will be able to continually purchase adequate supplies of Tyvek-Registered Trademark-. Any material interruption in the Company's supply of Tyvek-Registered Trademark- could have a material adverse effect on the results of operations and financial condition of the Company.

    USE OF RECYCLED FIBER. The Company believes that materials with recycled content continue to grow in consumer acceptance. The Company has made significant capital investments in recycling equipment and systems. The use of the Company's cylinder paper machines in the manufacturing process for pressboard products allows the use of recycled fiber in the product interior, while virgin pulp is used on the product exterior, providing greater strength as well as the product appearance desired by customers. Recently completed capital investments to upgrade Warren Glen's fiber processing facility will enable it to process fiber for company-wide use. The upgrade enhances the Company's ability to process a wider range of pulps and recycled materials.

    The Company's office products are manufactured with up to 100% recycled fiber, of which up to 50% may be post-consumer waste. Post-consumer waste refers to paper waste from end-users of paper products, and is generally considered the standard by which government agencies and environmentally conscious consumers evaluate recycled content. The Company presently meets and expects to continue to meet government and consumer recycled content requirements.

    RESEARCH AND DEVELOPMENT. The Company's expenditures on research and development were $1.1 million, $1.2 million, $1.0 million and $1.1 million in the nine months ended September 30, 1997, and the fiscal years ended December 31, 1996, 1995 and 1994, respectively. The Company has a research and development staff with expertise in chemistry, papermaking and materials science. This staff works closely with the Company's customers to develop, test and produce new product formulations designed to meet customer specifications.

EMPLOYEES

    As of August 31, 1997, the Company employed a total of 1,023 employees, of which 318 were salaried and 705 were hourly. Of the salaried employees, 120 were in manufacturing, 62 in sales and marketing, 17 in research and development and 119 in professional or administrative support.

    The hourly employees at the Quakertown, Pennsylvania location are non-union. The remaining hourly employees are members of either the United Paperworkers International Union, the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers or the International Brotherhood of Electrical Workers. The Company believes that, in general, it has good relations with its employees and their unions. The table below sets out the expiration dates of the Company's labor contracts by facility:

FACILITY                                                                     EXPIRATION DATE
--------------------------------------------------------------------------  ------------------
Fitchburg, MA.............................................................  April 30, 1998
Owensboro, KY(a)..........................................................  May 10, 1999
Warren Glen, NJ(b)........................................................  May 23, 1999
                                                                            May 25, 1999
Hughesville, NJ(b)........................................................  May 23, 1999
                                                                            May 25, 1999
Rochester, MI.............................................................  May 23, 1999
Richmond, VA..............................................................  April 28, 2000
Beaver Falls, NY..........................................................  June 30, 2000
Brattleboro, VT...........................................................  August 31, 2002

------------------------

(a) The Company has decided to cease operations at this facility during the first quarter of 1998.

(b) Workers at Warren Glen, NJ and Hughesville, NJ are subject to two separate collective bargaining agreements.

COGENERATION PROJECT

    The Company has entered into an agreement with Kamine, pursuant to which the Company's Beaver Falls facility is the host for a gas-fired, 79-megawatt combined-cycle cogeneration facility developed by Kamine at the Company's Beaver Falls mill. Construction of the facility has been completed, although it is not currently operational. The Company received an initial cash payment of $4.4 million in 1993 and a series of deferred cash payments from Kamine totaling $7.0 million between May 1995 and May 1997. The present value of these deferred cash payments, in the amount of $6.5 million, was recorded as income in the first quarter 1995. The payment received in May 1997 was the last payment due under this agreement.

ENVIRONMENTAL REGULATION AND COMPLIANCE

    Like similar companies, the Company's operations and properties are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

    The Company and its predecessors have made substantial investments in pollution control facilities to comply with existing Environmental Laws. The Company made expenditures for environmental purposes of $2.1 million, $1.7 million, $2.5 million and $1.3 million in the nine months ended September 30, 1997, and the fiscal years ended December 31, 1996, 1995 and 1994, respectively. While the Company believes that it has made sufficient capital expenditures to maintain compliance with existing Environmental Laws, any failure by the Company to comply with present and future Environmental Laws could subject it to future liability or require the suspension of operations. In addition, such Environmental Laws could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or incur significant expenses to comply with environmental regulations.


    The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA") and similar state laws provide for responses to, and liability for, releases of certain hazardous substances from a facility into the environment. These obligations are imposed on the current owner or operator of a facility from which there has been a release, the owner or operator of a facility at the time of the disposal of hazardous substances at the facility, on any person who arranged for the treatment or disposal of hazardous substances at the facility, and any person who accepted hazardous substances for transport to a facility selected by such person. Liability under CERCLA can be strict, joint and several. Pursuant to the Environmental Laws, there are currently pending investigations at certain of the Company's plants relating to the release of hazardous substances, materials and/or wastes. In addition, various predecessors of the Company have been named as potentially responsible parties ("PRPs") by the United States Environmental Protection Agency ("EPA") for costs incurred and to be incurred in responding to the investigation and clean-up of various third-party sites. The Company has not received any notification or inquiry from EPA or any other agency concerning these sites. Management believes that the Company will have no liability in connection with the clean-up of these sites. However, no assurance can be given that such predecessors will perform their responsibilities in connection with such sites and, in the event of such nonperformance, the Company may incur material liabilities in connection with such sites, and no assurance can be given that the Company will not receive PRP notices in connection with these or other sites in the future.

    In connection with the acquisition of CPG, the former owners of CPG have agreed to indemnify (subject to certain limitations) the Company for certain identified and potential environmental liabilities arising from the historical use of the property acquired in the acquisition of CPG or from CPG's conduct prior to the acquisition of CPG. Management believes that the amount of the escrow established as security for these and other indemnity obligations of the former CPG owners will be sufficient to cover environmental liabilities expected to be incurred in connection with the acquisition of CPG. However, no assurance can be given that the limited indemnity provided by the former owners of CPG will be sufficient to cover all material environmental liabilities associated with the acquisition of CPG.

    Based upon its experience to date, the management of the Company believes that the future cost of compliance with existing Environmental Laws, and liability for known environmental claims pursuant to such laws, will not have a material adverse effect on the Company's financial condition and results of operation. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory authorities, may give rise to additional expenditures or liabilities that could be material to the Company's financial condition and results of operations.

                            THE GESSNER ACQUISITION

GENERAL

    Gessner is a leading European producer of technical and filter paper located near Munich, Germany. Gessner manufactures crepe masking and specialty tape materials, wet and dry abrasive papers, filter media for automotive air, oil and gasoline filters and filter media for automobile cabins and vacuum cleaner bags. Gessner's products are sold worldwide, serving three distinct markets. Gessner's net sales for the nine months ended September 30, 1997 were DM108.7 million (approximatley $62.1 million). Gessner is the leading worldwide producer of vacuum filter media and the number two European producer of automotive filter paper. Gessner is also one of two leading European producers of masking tape base and impregnated abrasive paper. Gessner operates two production facilities located in Bruckmuhl and Feldkirchen in the State of Bavaria, which include three paper machines, three saturators, one meltblown production unit and one methanol recycling unit. Total paper production capacity is approximately 38,500 metric tons per year and total saturation capacity is approximately 24,000 metric tons per year.

    The Company believes that the Gessner Acquisition offers the Company a number of opportunities for synergies. First, technology transfer opportunities should advance the Company's papermaking and converting capabilities. Second, the Gessner Acquisition offers the Company the opportunity to increase its position in key market segments. Third, the Company's product line breadth would be enhanced in three of the Company's four core businesses. Finally, with manufacturing facilities in Europe, and the market position gained through the Gessner Acquisition, the Company believes it will be better positioned to compete for the business of key global customers that want suppliers to meet their needs worldwide with global production capacity and a demonstrated commitment to supporting their product and service needs.

    Pursuant to the Gessner Stock Purchase Agreement, the Company will purchase through two German subsidiaries all of the outstanding capital stock of Gessner for a purchase price of $43.0 million, subject to certain post-closing adjustments. Pursuant to the Gessner Stock Purchase Agreement, the former stockholders of Gessner will retain certain long-term liabilities of Gessner as well as certain parcels of real property (which, in certain cases, will be subject to various rights of purchase and/or first refusal of Gessner). The Gessner Stock Purchase Agreement contains customary representations and warranties, including representations and warranties with respect to the absence of undisclosed liabilities and environmental liabilities and is conditioned upon the approval of the transactions contemplated by the Gessner Stock Purchase Agreement by the Board of Directors of the Company. The former stockholders of Gessner have agreed to indemnify the Company (subject to certain limitations, including certain deductibles and caps) and Gessner in respect of certain liabilities, including certain environmental liabilities.

    The Company intends to finance the Gessner Acquisition with a portion of the proceeds of the Offering, along with borrowings of up to DM54.0 million (approximately $30.9 million) under a bank facility to be provided by Bayerische Vereinsbank AG and the Steinbeis Note. The bank facility will bear interest at a rate equal to the rate of interest paid by banks in the inter-bank market, in London for one, three or six month deposits of Deutsche Marks ("German LIBOR"), at the Company's option, plus a margin of between 1.5% and 1.75%, which margin will vary in relation to the Company's leverage ratio. The Gessner Note will bear interest at a rate equal to 5.0%. Gessner will be entitled to set off any indemnity claims it may have under the Gessner Stock Purchase Agreement against amounts owed pursuant to the Steinbeis Note. In addition, upon closing, Gessner will enter into two DM15.0 million (approximately $8.6 million) revolving credit facilities with Bayerische Vereinsbank AG, one of which will be available to fund certain working capital needs and one of which will be available to fund incremental capital expenditures, including acquisitions. As of the consummation date of the Gessner Acquisition, the Company estimates that Gessner will have availability of DM30.0 million (approximately $17.6 million) under such facilities, none of which will be drawn. The working capital facility and the capital expenditures facility will each bear interest at the rate of German LIBOR plus a margin of 1.5% to 1.75%, which margin will vary in relation to the Company's leverage ratio.

PRODUCTS

    Gessner manufactures specialty fiber-based materials in three product categories: filter products, masking tape, and abrasive papers. These three product categories fit into three of the Company's four markets. Sales in these three markets represented the following percentages of total net sales in the nine months ended September 30, 1997: technical specialties 10%; durable specialties 23%; and filter products 67%. Gessner's abrasive paper capabilities center on wet/dry abrasive products, while the Company currently only produces dry abrasive backing materials. Vacuum filter materials manufactured by Gessner represent a new market segment for the Company.

    Gessner is the leading producer of vacuum bag filter paper worldwide. In Europe, Gessner is the second largest supplier of automotive filter paper and masking tape base. Within the filter market, vacuum filters represent a new market segment for the Company. Gessner holds a smaller presence in the market for coffee filters and is a leading supplier of wet/dry abrasives.

    The table below sets forth the primary materials produced by Gessner for use in its various markets:

-------------------------------------------------------------------------------------------
        PRODUCT TYPE                  CHARACTERISTICS               TYPICAL END USES
-----------------------------  -----------------------------  -----------------------------
TECHNICAL SPECIALTIES:

Abrasives--Wet/Dry             Waterproof base paper;         Hand sanding (automotive
                               impregnated and coated; ready  repair and manufacture;
                               for customer application of    marine repair; commercial and
                               abrasive materials             home sanding)

Abrasives--Flexible            Water resistant saturated      Machine sanding (industrial
                               base paper                     manufacture--wood/metals)
-------------------------------------------------------------------------------------------
DURABLE SPECIALTIES:

Masking Tape Base              Raw tape base (stretch and     Industrial and commercial
                               smoothness)                    painting (building, aircraft,
                               Impregnated tape base:         automotive); barrier tapes;
                               solvent, water or heat         pressure sensitive tapes;
                               resistant; compatible with     carrier tapes for electronics
                               customer adhesive              components
                               formulations
-------------------------------------------------------------------------------------------
FILTER PRODUCTS:

Filter Media--Automotive       Saturated with resins;         Automotive fuel, oil and air
                               controlled porosity; high      filters for OEM, OES &
                               strength                       aftermarket

Filter Media--Vacuum Bag       Controlled porosity; high      Home and industrial vacuum
                               strength; fine particle        cleaner bags from standard to
                               retention; may be laminated    micro filters for allergy
                               with meltblown material for    related particle size removal
                               improved efficiency

Filter Media--Meltblown        High efficiency; low pressure  Laminated to paper and/or
                               drop; controlled porosity;     non- wovens for passenger car
                               fine fibers and fine particle  cabin filter and vacuum bags retention

CUSTOMERS

    Gessner sells its products through its own sales representatives and agents to major European, North American and Asian manufacturers. In the automotive market, Gessner sells to filter manufacturers for OEM and original equipment sales, as well as the automotive aftermarket. The material is saturated with resins for automotive fuel, oil and air filters. Major customers include Knecht-Filterwerke GmbH, and Filterwerk Mann & Hummel GmbH. In the vacuum bag filter market, Gessner sells filter media to manufacturers of vacuum cleaner bags for home and commercial use. Key customers include PVG Papier-Verarbeitungs Gesellschaft GmbH, Home Care Industries, Inc. and Electrolux, AB.

    In the abrasives market, Gessner supplies waterproof base paper (impregnated and coated) to manufacturers who apply resins and abrasive materials to complete the manufacture of abrasive products for use in hand and machine sanding applications. Key customers include 3M and C. Klingspor GmbH.

    Masking tape base sales include raw and impregnated tape base. Raw tape base is designed for further treatment by tape manufacturers, such as impregnation, coating, and adhesive application, while impregnated tape may only require adhesive application by tape manufacturers. Typical end uses include barrier tapes for industrial and commercial painting in the building construction, aircraft, or automotive industries; pressure sensitive tapes; and carrier tapes for electronics components. Key customers in these tape segments include 3M and Sicad S.r.l.

COMPETITION

    The Company believes A. Ahlstrom Corp. is the leading filter media manufacturer worldwide and is the major competitor of Gessner. Other filter media competitors, comprising automotive, vacuum, and coffee filter, include Papelera del Besos SA; J.C. Binzer Papierfabrik GmbH & Co.; Devon Valley Industries (DVI), a division of J. Bibby & Sons plc.; Sorg Paper Co., a division of Mosinee Paper Corp.; Hollingsworth and Vose Co.; and Melitta Unternehmensgruppe Bentz KG. In tape base markets, competitors include Binda S.p.A., Kimberly-Clark, Mosinee Paper Corp., and Bosso, a division of A. Ahlstrom Corp. Competitors in the abrasives market include Arjo Wiggins Appleton plc, Kimberly-Clark, and Kammerer, a division of A. Ahlstrom Corp.

MANUFACTURING/TECHNICAL

    Gessner owns two production facilities, one in Bruckmuhl/Bavaria consisting of one paper machine and one converting line with saturation and coating capabilities. Bruckmuhl's site includes three power generation units and a sewage disposal plant. The second facility in nearby Feldkirchen includes two paper machines, two converting lines (saturation units) and one meltblown non-woven production line.

    The Company believes that Gessner's facilities have been well maintained, with sophisticated equipment and technology. Gessner also holds ISO 9001 certifications.

RAW MATERIALS

    Gessner utilizes a wide range of raw materials, including cellulose-based materials, primarily bleached and unbleached standard and specialty pulps. Other materials used include polyester, polyethylene, polypropylene, polybuteneterephtalate and polycarbonate.

LABOR CONTRACTS

    As of August 31, 1997, Gessner employed a total of 406 employees of which 146 performed management, administrative and clerical functions, with the remaining 260 workers performing production and maintenance functions. Pursuant to the provisions of German labor law, all employees are subject to collective bargaining and are subject to the collective bargaining agreement for employees in the paper industry of the Federal Republic of Germany. This agreement became effective on February 7, 1997 and cannot be terminated before December 31, 1999. The Company believes that Gessner has good relations with its employees and the works council for its operations.

ENVIRONMENTAL


    Gessner's operations and properties are subject to the environmental laws of the Federal Republic of Germany and its political subdivisions and the rules and regulations promulgated thereunder which affect matters similar to those affected by Environmental Laws in the United States. (collectively "German Environmental Laws"). As such, the nature of Gessner's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters and there can be no assurance that Gessner, and, thus, the Company, will not incur material costs in connection with such claims. Gessner has made capital expenditures in relation to environmental matters, the cost of waste disposal and maintaining environmental facilities. These expenditures totaled DM1.6 million (approximately $0.9 million), DM2.9 million (approximately $1.7 million) and DM3.6 million (approximately $2.1 million) for the nine months ended September 30, 1997 and the fiscal years ended December 31, 1996 and 1995, respectively.


    In connection with the acquisition of Gessner, the former owners of Gessner have agreed to indemnify (subject to certain limitations) the Company for certain identified and potential environmental liabilities arising from the historical use of the property acquired in the acquisition of Gessner or from Gessner's conduct prior to the acquisition of Gessner. The Gessner Stock Purchase Agreement provides that the former owners of Gessner will loan DM8.0 million (approximately $4.6 million) to Gessner, against which sum, Gessner will be able to set off any environmental indemnity obligations pursuant to the Gessner Stock Purchase Agreement. Management believes that the sums available under this arrangement will be sufficient to cover environmental liabilities expected to be incurred in connection with the acquisition of Gessner. However, no assurance can be given that the limited indemnity provided by the former owners of Gessner will be sufficient to cover all material environmental liabilities associated with the acquisition of Gessner.

    Based upon its experience to date, the management of the Company believes that the future cost of compliance with existing German Environmental Laws, and liability for known environmental claims pursuant to such laws, will not have a material adverse effect on the Company's financial condition and results of operation. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory authorities, may give rise to additional expenditures or liabilities that could be material to the Company's financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's Directors and Executive Officers are:

NAME                                                       AGE      POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
K. Peter Norrie......................................          58   Chairman of the Board of Directors

Alex Kwader..........................................          55   President, Chief Executive Officer and Director

Brian C. Kerester....................................          39   Director

Marion A. Keyes, IV..................................          59   Director

George E. McCown.....................................          62   Director

Glenn S. McKenzie....................................          45   Director

Jon H. Miller........................................          59   Director

Fred P. Thompson, Jr. ...............................          70   Director

John D. Weil.........................................          50   Director

Bruce P. Moore.......................................          49   Vice President and Chief Financial Officer

Stephen A. Steidle...................................          52   Vice President and General Sales Manager

    K. PETER NORRIE, age 58, has served as Chairman of the Board of Directors of the Company since June 1989 and as Chief Executive Officer from the Company's inception in June 1989 to November 1990. He is also a member of the Compensation Committee of the Board of Directors. Mr. Norrie is currently the President of Parma Laboratories, Inc. and has served in such capacity since 1992. From 1976 until June 1989, Mr. Norrie was Senior Vice President and General Manager of Boise Cascade Corporation's Paper Group. From 1964 to 1976, he was employed by Boise Cascade Corporation ("BCC") in various management positions, including Vice President and General Sales Manager of the White Paper Division of the Paper Group. Mr. Norrie received a B.S. in Civil Engineering from Gonzaga University and an M.B.A. from Harvard University. Mr. Norrie serves as a director of Tree-Free Fiber Company, LLC, a private pulp and paper concern and also serves as a member of the Advisory Board of Compensation Resource Group, Inc., a management compensation advisory concern.

    ALEX KWADER, age 55, has been the President and Chief Executive Officer of the Company since August 1991 and a Director since November 1991. Since 1970, Mr. Kwader has been employed by the Company and BCC in various management positions. He served as Senior Vice President of the Company from March 1990 to August 1991 and as Vice President from the Company's inception in June 1989 until March 1990. Mr. Kwader was also General Manager of the Pressboard Division from June 1989 until August 1991, serving in the same capacity for the BCC Pressboard Division from 1986 until June 1989. From 1980 to 1985, he served as General Manager of the BCC Latex Fiber Products Division. Mr. Kwader holds a B.S. in Mechanical Engineering from the University of Massachusetts and an M.S. from Carnegie Mellon University and attended the Harvard Business School Executive Program.

    BRIAN C. KERESTER, age 39, has been a director of the Company since May 1996 and serves as a member of the Compensation Committee. Mr. Kerester is the Chief Financial Officer of Distribution Dynamics, Inc. ("DDI") a privately held company controlled by MDC. DDI is a distribution company of "C" class components, including fasteners and electronic components, to original equipment manufacturers. Prior to joining DDI on October 1, 1996, Mr. Kerester had been an operating affiliate and a Partner with MDC. Prior to joining MDC, Mr. Kerester worked with The First Boston Corporation in the Venture Capital Group from 1984 through 1986, and Bankers Trust Company in the World Corporate Department from

1981 to 1984. Mr. Kerester holds a B.S. in Economics from The Wharton School, University of Pennsylvania and an M.B.A. from Columbia Business School.

    MARION A. KEYES, IV, age 59, has been a director of the Company since August 1997. Mr. Keyes is currently and has served as Senior Vice President of Emerson Electric Co. and President of Rosemount Analytical, Inc. since December 1993. Mr. Keyes served as President of Trice Engineering Inc. and Chairman of DCOM Corporation from 1991 and 1990, respectively, to 1993. From 1989 to 1995, he served as Senior Vice President, Group Executive and a member of the Executive Operating Committee of McDermott International Inc. Mr. Keyes also served as President and Chief Operating Officer of Bailey Controls from 1980 to 1995. Mr. Keyes received a B.S. in Chemical Engineering from Stanford University, an M.S. in Electrical Engineering from the University of Illinois and an M.B.A. from Baldwin Wallace College.

    GEORGE E. MCCOWN, age 62, has been a director of the Company since its inception in June 1989. Mr. McCown was co-founder and has been a Managing Partner of MDC Management Company ("MDC Management"), the general partner of McCown De Leeuw & Co., since 1984. Mr. McCown received a B.S. in Mechanical Engineering from Stanford University and an M.B.A. from Harvard University. He currently serves as a director of three publicly held companies: Building Materials Holding Corporation, a building materials retailer, Nimbus CD International, Inc., a CD audio and CD ROM manufacturer, and Vans, Inc., a casual shoe manufacturer. Mr. McCown also serves as a director of several other McCown De Leeuw & Co. portfolio companies.

    GLENN S. MCKENZIE, age 45, has been a director of the Company since January 1994. Since October 1991, Mr. McKenzie has been President of Alpha Investments, Inc., a management consulting firm. Alpha Investments provides consulting services to McCown De Leeuw & Co., with which Messrs. McCown, Kerester, and Weil are affiliated. He holds a B.A. in Economics and an M.B.A. from the University of North Carolina. Mr. McKenzie currently serves as a director of Nimbus CD International, Inc. and AmeriComm Holdings, Inc.

    JON H. MILLER, age 59, has been a director of the Company since its inception in June 1989. He is also Chairman of the Compensation Committee of the Board of Directors. Mr. Miller was President and Chief Operating Officer of BCC from 1978 until his retirement in 1990. In addition to serving on the Board of the Company, he is a director of Idaho Power Company. Mr. Miller received a B.A. in Economics and an M.B.A. from Stanford University.

    FRED P. THOMPSON, JR., age 70, has been a director of the Company since April 1994. He also serves as Chairman of the Audit Committee of the Board of Directors. Mr. Thompson is currently and has served as President and Chief Executive Officer of Peregrine Industries, Inc., a cabinet manufacturer, Executive Management, Inc., a management services firm, and Chairman and Chief Executive Officer of Powder River, Inc., a livestock handling equipment manufacturer, since 1972, 1985 and 1990, respectively. From 1984 to 1996, when the company was sold, he served as Chairman and Chief Executive Officer of Nelson-Ball Paper Products, Inc., a converter of paper products. Mr. Thompson received a B.S. from the University of Oregon and attended the Harvard Business School Advanced Management Program.

    JOHN D. WEIL, age 50, has been a director of the Company since May 1996. He also serves as a member of the Audit Committee of the Board of Directors. Mr. Weil has over 25 years of experience in national manufacturing and service organizations. From 1982 to 1994, he served as President and Chief Executive Officer and as a director of American Envelope Company. In 1995, Mr. Weil joined the venture banking firm of McCown De Leeuw & Co. as an operating affiliate to assist in portfolio management. He currently serves as Chairman of the Board of Directors of AmeriComm Holdings, Inc., a full service direct mail marketing firm, and as a director of International Data Response Corporation, both McCown De Leeuw & Co. portfolio companies. Additionally, Mr. Weil serves as a director of Sage Enterprises, Inc., a food service distributor. Mr. Weil received a B.S. in Economics from the University of Illinois and an M.B.A. from Northwestern University's Kellogg School of Business.

    BRUCE P. MOORE, age 49, has served as Vice President of the Company since its inception in June 1989 and as Chief Financial Officer since December 1990. From 1980 to 1989, Mr. Moore was employed by BCC in various management positions, including Controller and General Manager of the Latex Fiber Products Division. Mr. Moore holds a B.A. in Business Administration from Siena College and attended the Stanford University Executive Program.

    STEPHEN A. STEIDLE, age 52, has served as Vice President and General Sales Manager for the office products business since February 1994. He assumed international sales responsibility for the Company in January 1997. He has held sales management positions with the Company and BCC for more than 10 years and has a total of 25 years of service with the Company and BCC. Mr. Steidle received a B.A. in Psychology from the University of Maine and an M.B.A. from the University of Maine.

                            ------------------------

    There are no family relationships among any of the directors or executive officers of the Company.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the ownership of the Company's Common Stock as of October 31, 1997, by: (i) each director;
(ii) all executive officers and directors of the Company as a group; and (iii) all those known by the Company to be beneficial owners of more than 5% of its Common Stock.


                                                                    BENEFICIAL OWNERSHIP(1)
                                                       --------------------------------------------------
                                                         BEFORE GIVING EFFECT      AFTER GIVING EFFECT
                                                           TO THE OFFERING           TO THE OFFERING
                                                       ------------------------  ------------------------
                                                        NUMBER OF   PERCENT OF    NUMBER OF   PERCENT OF
BENEFICIAL OWNER                                         SHARES      TOTAL(2)      SHARES      TOTAL(3)
-----------------------------------------------------  -----------  -----------  -----------  -----------
KPM Investment Management, Inc.(4)...................     837,184         13.8%     837,184         11.1%
  10250 Regency Circle, Omaha, NE 68114
Heartland Advisors, Inc.(4)..........................     703,650         11.6      703,650          9.3
  790 North Milwaukee St., Milwaukee, WI 53202
Alex Kwader, President, CEO and Director(5)..........     122,005          2.0      122,005          1.5
K. Peter Norrie, Chairman of the Board of                  45,537            *       45,537            *
  Directors(6).......................................
George E. McCown, Director(7)........................      95,999          1.6       95,999          1.2
Brian C. Kerester, Director(8).......................      22,440            *       22,440            *
Marion A. Keyes, IV, Director(9).....................      16,500            *       16,500            *
Glenn S. McKenzie, Director(10)......................      25,500            *       25,500            *
Jon H. Miller, Director(11)..........................      21,000            *       21,000            *
Fred P. Thompson, Jr., Director(12)..................      21,150            *       21,150            *
John D. Weil, Director(13)...........................      19,500            *       19,500            *
Bruce P. Moore, Vice President and CFO(14)...........     110,539          1.8      110,539          1.4
Stephen A. Steidle, Vice President and General Sales
  Manager(15)........................................      52,333            *       52,333            *
                                                       -----------         ---   -----------         ---
All executive officers and directors as a group
  (11 persons).......................................     552,503          8.6      552,503          6.8


------------------------

*   Represents holdings of less than 1%.

(1) This table is based upon information supplied by executive officers, directors, and principal stockholders and Schedules 13D and 13G, if any, filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Applicable percentages of ownership are based on 6,076,181 outstanding shares of the Company's Common Stock on October 31, 1997, as adjusted as required by rules promulgated by the Commission.

(3) Assumes the issuance of 1,725,000 additional shares in the Offering (including shares which the underwriters have the right to purchase pursuant to the over-allotment option).

(4) Assumes the number of shares owned, to the knowledge of the Company, as of October 31, 1997.

(5) Mr. Kwader has vested options of 84,398 shares under the 1992 Stock Option Plan. Under the 1994 Stock Option Plan he has options for 93,750 shares, of which 25,238 are vested or will vest within the next 60 days. Under the 1997 Stock Option Plan he has options for 30,000 shares, of which 6,000 are vested or will vest within the next 60 days.

(6) Mr. Norrie has options for 7,500 shares granted under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 6,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(7) Mr. McCown has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 6,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(8) Mr. Kerester holds sole investment and voting power over 1,500 shares and shares investment and voting power over 2,940 shares. Mr. Kerester has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 3,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(9) Mr. Keyes has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 1,500 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(10) Mr. McKenzie has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 6,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(11) Mr. Miller has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 6,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(12) Mr. Thompson has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 6,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(13) Mr. Weil has options for 7,500 shares under the 1994 Directors Stock Option Plan (options vest at a rate of 1,500 shares per year), of which 3,000 are vested. Under the 1996 Amendment to the 1994 Director Stock Option Plan (options vest over ten (10) years with accelerated vesting if stock reaches a certain market price over a period of time), he has options for 15,000 shares, of which 15,000 are vested.

(14) Mr. Moore has vested options for 42,200 shares under the 1992 Stock Option Plan. Under the 1994 Stock Option Plan, he has options for 42,750 shares, of which 12,963 are vested or will vest within the next 60 days. Under the 1997 Stock Option Plan he has options for 15,000 shares, of which 3,000 are vested or will vest within the next 60 days.

(15) Mr. Steidle has vested options for 30,143 shares under the 1992 Stock Option Plan. Under the 1994 Stock Option Plan, he has options for 21,000 shares, of which 7,526 are vested or will vest within the next 60 days. Under the 1997 Stock Option Plan he has options for 5,000 shares, of which 1,000 are vested or will vest within the next 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ADVISORY SERVICES

    The Company paid a fee of $187,500, $500,000, $250,000, $250,000 and
$264,000 for the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, 1994 and 1993, respectively, to an affiliate, MDC Management for certain consulting, financial and managerial services. The Company's contract with MDC Management expires on December 31, 1997. The payment of fees related to these services was approved by the members of the Board of Directors of the Company who do not have a direct financial interest in MDC Management. The Company believes that the fees received for the professional services rendered are at least as favorable to the Company as those which could be negotiated with a third party.

CERTAIN OTHER MATTERS

    The Company has engaged Compensation Resource Group, Inc. ("CRG"), a management compensation advisory concern to review the Company's compensation practices. Mr. Peter Norrie, the Chairman of the Board of Directors of the Company, serves as a member of the Advisory Board of CRG. It is anticipated that Mr. Norrie will receive referral fees of approximately $37,000 in the aggregate in 1997 from CRG in accordance with CRG's standard practice of paying such fees to Advisory Board members who successfully refer clients to CRG.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, 6,076,181 shares of which were outstanding as of October 31, 1997, and held beneficially by in excess of 2,200 stockholders, and 2,000,000 shares of Preferred Stock, none of which are outstanding.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock or discouraging bids for the Common Stock at a premium to its market price. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders.

    The Company has no present plan to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND DELAWARE LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

    The Company's Certificate of Incorporation (the "Certificate") also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

    The Company's Restated By-laws (the "By-laws") provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law. The Company is also empowered under its By-laws to enter into indemnification agreements with any of such persons and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to these provisions, the Company has entered into indemnification agreements with each of its executive officers and directors and purchased officers and directors liability insurance.

    In addition, the Certificate provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. The provision in the Certificate does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect the directors' responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom BT Alex. Brown Incorporated and PaineWebber Incorporated are acting as representatives (the "Representatives") have severally agreed to purchase from the Company the aggregate number of shares of Common Stock (the "Shares") set forth opposite its name below.

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
BT Alex. Brown Incorporated................................................
PaineWebber Incorporated...................................................
                                                                             -----------------

Total......................................................................       1,500,000
                                                                             -----------------
                                                                             -----------------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares offered by this Prospectus (other than those subject to the over-allotment option described below) if any such Shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of this Prospectus, to purchase up to 225,000 shares of Common Stock at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. The Representatives may exercise such option only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the Representatives exercise such option, the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table bears to the total number of shares in the above table.

    The Company has been advised by the Representatives that the Underwriters propose initially to offer the Shares to the public at the offering price set forth on the cover page of this Prospectus, and through the Representatives to
certain dealers at such price less a concession not in excess of $         per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $         per share to certain other dealers. After the
Offering, the public offering price and other selling terms may be changed.

    The Company and stockholders holding in the aggregate approximately     of
the shares of Common Stock outstanding after completion of this Offering (including options and warrants of such persons exercisable during the period of the agreement), have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any interests therein, or any securities convertible into, or exchangeable for, shares of Common stock, or rights to acquire the same, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters may also impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers in respect of the Common Stock sold in the Offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain, or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    No action has been or will be taken in any jurisdiction by the Company or the Representatives that would permit an offering to the general public of the shares of Common Stock offered by this Prospectus in any jurisdiction other than the United States.

                            VALIDITY OF COMMON STOCK

    The validity of the Common Stock will be passed upon for the Company by White & Case, New York, New York, and for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

    The Company's consolidated balance sheet as of December 31, 1996 and the consolidated statements of income, stockholders' equity, and cash flows for the year then ended included in this Prospectus have been audited by KPMG Peat Marwick LLP ("KPMG"), independent public accountants, as stated in their report herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The Gessner consolidated balance sheet as of December 31, 1996 and the consolidated statements of income and retained earnings and cash flows for the year then ended included in this Prospectus have been audited by Wollert-Elmendorff Deutsche Industrie-Treuhand GmbH Wirtschaftsprufungsgesellschaft, independent public accountants, as indicated in their report thereon and are included in this Prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

    The Company's balance sheet as of December 31, 1995 and the statements of operations, stockholder's equity and cash flows for each of the two years in the period ended December 31, 1995 incorporated herein by reference have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), independent accountants, as stated in their report herein and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

    On March 28, 1996, the Audit Committee of the Board of Directors of the Company (the "Board of Directors") accepted the resignation of Coopers & Lybrand as the Company's independent auditors and approved the appointment of KPMG to audit the Company's financial statements for the fiscal year ending December 31, 1996, in place of Coopers & Lybrand. These decisions were authorized by the Board of Directors. The independent auditor's report of Coopers & Lybrand on the consolidated financial statements of the Company for the three years ended December 31, 1995, dated January 26, 1996, included in the Form 10-K filed with the Commission on March 27, 1996, contained no adverse opinion or disclaimer of opinion and was not qualified as to audit scope or accounting principles.

    In connection with the Company's audits for the fiscal years ended December 31, 1995, and in the subsequent interim period prior to Coopers & Lybrand's resignation on March 28, 1996, there were no disagreements with Coopers & Lybrand on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Coopers & Lybrand, would have caused Coopers & Lybrand to make reference to the subject matter of the disagreement in connection with their report.

    The CPG consolidated balance sheet as of October 31, 1996 and the consolidated statements of income and retained earnings, and cash flows for the ten months then ended incorporated by reference have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report thereon and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The CPG consolidated balance sheets as of December 31, 1994 and 1995, and the consolidated statements of income and retained earnings, and cash flows for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and for the years ended December 31, 1994 and 1995, incorporated by reference, have been included therein in reliance on the report, which includes an explanatory paragraph regarding a change by CPG in its method of accounting for inventories in 1994, of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The Arcon consolidated balance sheet as of October 31, 1996 and the consolidated statements of income and retained earnings, and cash flows for the year then ended incorporated by reference have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report thereon and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The Arcon consolidated balance sheets as of October 31, 1995 and 1994 and the related consolidated statements of income and retained earnings (deficit), equity and cash flows for the year ended October 31, 1995 and the period from April 14, 1994 (inception) through October 31, 1994 incorporated by reference have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report thereon and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The Arcon Coating Mills, Inc. statements of income and accumulated deficit and cash flows for the period from November 1, 1993 to April 14, 1994 have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report thereon and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                FIBERMARK, INC.

                                                                                                              PAGE
                                                                                                            ---------
Independent Auditor's Report..............................................................................        F-2
Consolidated Balance Sheets at December 31, 1996 and 1995 and September 30, 1997 (unaudited)..............        F-3
Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 and the nine months
  ended September 30, 1997 and 1996 (unaudited)...........................................................        F-4
Consolidated Statement of Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994 and
  the nine months ended September 30, 1997 (unaudited)....................................................        F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994 and the nine
  months ended September 30, 1997 and 1996 (unaudited)....................................................        F-6
Notes to Financial Statements.............................................................................        F-7

                             STEINBEIS GESSNER GMBH

                                                                                                              PAGE
                                                                                                            ---------
Independent Auditors' Report..............................................................................       F-23
Consolidated Balance Sheets at December 31, 1996 and September 30, 1997 (unaudited).......................       F-24
Consolidated Statements of Income and Retained Earnings for the year ended December 31, 1996 and the nine
  months ended September 30, 1997 and 1996 (unaudited)....................................................       F-26
Consolidated Statements of Cash Flows for the year ended December 31, 1996 and the nine months ended
  September 30, 1997 and 1996 (unaudited).................................................................       F-27
Notes to Financial Statements.............................................................................       F-28

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors

FiberMark, Inc.

    We have audited the accompanying consolidated balance sheets of FiberMark, Inc., as of December 31, 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of FiberMark, Inc. as of December 31, 1995 and 1994 were audited by other auditors whose report dated January 26, 1996 expressed an unqualified opinion on those financial statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FiberMark, Inc. as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Burlington, Vermont
January 31, 1997

Vt. Reg. No. 92-0000241

                                FIBERMARK, INC.

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  DECEMBER 31,
                                                                                 1996       1995
                                                                              ----------  ---------  SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current Assets:
  Cash......................................................................  $   14,342  $   1,518   $     9,075
  Accounts receivable, net of allowances of $333 in 1996 and $253 in 1995...      20,847      9,406        24,645
  Cogen receivable (note 3).................................................       1,785      1,680       --
  Inventories (note 4)......................................................      29,293     16,856        34,358
  Other.....................................................................       1,693      2,948         2,862
  Deferred income taxes (note 9)............................................       2,090        162         2,090
                                                                              ----------  ---------  -------------
      Total current assets..................................................      70,050     32,570        73,030

Long-term Cogen receivable (note 3).........................................      --          1,832       --
Property, plant and equipment, net (note 5).................................      89,696     33,551        95,730
Goodwill, net...............................................................      46,950        500        45,761
Other intangible assets, net................................................       5,642      2,199         5,614
Deferred income taxes (note 9)..............................................      --          3,966       --
                                                                              ----------  ---------  -------------
      Total assets (note 6).................................................  $  212,338  $  74,618   $   220,135
                                                                              ----------  ---------  -------------
                                                                              ----------  ---------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt (note 6)................................  $   --      $   1,688   $   --
  Accounts payable..........................................................      15,085      7,702        16,315
  Accrued liabilities.......................................................      25,047      5,546        23,846
                                                                              ----------  ---------  -------------
      Total current liabilities.............................................      40,132     14,936        40,161

Long-term debt, less current portion (note 6)...............................     100,000      4,625       100,000
Deferred gain (note 7)......................................................      12,603     14,322        11,314
Deferred income taxes (note 9)..............................................      11,510     --            11,510
                                                                              ----------  ---------  -------------
      Total liabilities.....................................................     164,245     33,883       162,985

Commitments and contingencies (note 18)

Stockholders' Equity (notes 8 and 17):
  Preferred stock--par value $.001 per share; 2,000,000 shares authorized
    and none issued.........................................................      --         --           --
  Common stock, par value $.001 per share; 20,000,000 shares authorized
    6,058,638 shares issued and outstanding in 1996 and 6,050,148 shares
    issued and outstanding in 1995..........................................           6          6             6
  Additional paid-in capital................................................      44,731     44,711        44,802
  Unearned compensation.....................................................      --           (121)      --
  Retained earnings (accumulated deficit)...................................       3,356     (3,861)       12,342
                                                                              ----------  ---------  -------------
      Total stockholders' equity............................................      48,093     40,735        57,150
                                                                              ----------  ---------  -------------
      Total liabilities and stockholders' equity............................  $  212,338  $  74,618   $   220,135
                                                                              ----------  ---------  -------------
                                                                              ----------  ---------  -------------

          See accompanying notes to consolidated financial statements.

                                FIBERMARK, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     NINE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                               ----------------------------------  ---------------------

                                                                  1996        1995        1994        1997       1996
                                                               ----------  ----------  ----------  ----------  ---------

                                                                                                        (UNAUDITED)
Net sales....................................................  $  124,771  $  117,516  $  105,416  $  176,659  $  77,734
Cost of sales................................................     101,981     100,106      88,138     142,559     64,105
                                                               ----------  ----------  ----------  ----------  ---------
  Gross profit...............................................      22,790      17,410      17,278      34,100     13,629
Selling, general and administrative expenses.................       9,908       8,397       8,584      12,234      6,316
                                                               ----------  ----------  ----------  ----------  ---------
  Income from operations.....................................      12,882       9,013       8,694      21,866      7,313
Other (income) expense, net..................................      (1,030)     (1,198)       (658)        218       (991)
Loss on sale of assets (note 12).............................          --       8,302          --          --         --
Cogeneration income (note 3).................................         (97)     (6,512)         --          --         --
Interest expense.............................................       1,798         892       1,356       6,900        310
                                                               ----------  ----------  ----------  ----------  ---------
  Income before income taxes and extraordinary item..........      12,211       7,529       7,996      14,748      7,994
Income tax (benefit) expense (note 9)........................       4,697        (424)      2,768       5,762      3,037
                                                               ----------  ----------  ----------  ----------  ---------
  Income before extraordinary item...........................       7,514       7,953       5,228       8,986      4,957
Extraordinary item:
  Loss on early extinguishment of debt (net of income tax
    benefit of $198 in 1996 and $99 in 1994) (note 6)........        (297)         --        (149)         --         --
                                                               ----------  ----------  ----------  ----------  ---------
    Net income...............................................  $    7,217  $    7,953  $    5,079  $    8,986  $   4,957
                                                               ----------  ----------  ----------  ----------  ---------
                                                               ----------  ----------  ----------  ----------  ---------
Earnings per common share:
  Income before extraordinary item...........................  $     1.24  $     1.31  $     0.87  $     1.43  $    0.82
  Extraordinary item.........................................       (0.05)         --       (0.03)         --         --
                                                               ----------  ----------  ----------  ----------  ---------
    Net income...............................................  $     1.19  $     1.31  $     0.84  $     1.43  $    0.82
                                                               ----------  ----------  ----------  ----------  ---------
                                                               ----------  ----------  ----------  ----------  ---------

          See accompanying notes to consolidated financial statements.

                                FIBERMARK, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
              THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                                                                 RETAINED
                                                              ADDITIONAL                         EARNINGS      TOTAL
                                     COMMON        STOCK        PAID-IN         UNEARNED        ----------  STOCKHOLDERS'
                                     SHARES       AMOUNT        CAPITAL       COMPENSATION      (DEFICIT)      EQUITY
                                   ----------  -------------  -----------  -------------------  ----------  ------------
Balance at December 31, 1993.....   6,028,446    $       6     $  44,639        $    (362)      $  (16,893)  $   27,390

  Exercise of stock options......      21,702       --                72           --               --               72
  Amortization of unearned
    compensation.................      --           --            --                  121           --              121
  Net Income.....................      --           --            --               --                5,079        5,079
                                                        --
                                   ----------                 -----------           -----       ----------  ------------
Balance at December 31, 1994.....   6,050,148            6        44,711             (241)         (11,814)      32,662

  Amortization of unearned
    compensation.................      --           --            --                  120           --              120
  Net income.....................      --           --            --               --                7,953        7,953
                                                        --
                                   ----------                 -----------           -----       ----------  ------------
Balance at December 31, 1995.....   6,050,148            6        44,711             (121)          (3,861)      40,735

  Exercise of stock options......       8,490       --                20           --               --               20
  Amortization of unearned
    compensation.................      --           --            --                  121           --              121
  Net income.....................      --           --            --               --                7,217        7,217
                                                        --
                                   ----------                 -----------           -----       ----------  ------------
Balance at December 31, 1996.....   6,058,638            6        44,731           --                3,356       48,093

  Exercise of stock options......      16,500       --                71           --               --               71
  Issuance of stock..............       1,043       --            --               --               --           --
  Net income.....................      --           --            --               --                8,986        8,986
                                                        --
                                   ----------                 -----------           -----       ----------  ------------
Balance at September 30, 1997....   6,076,181    $       6     $  44,802        $  --           $   12,342   $   57,150
                                                        --
                                                        --
                                   ----------                 -----------           -----       ----------  ------------
                                   ----------                 -----------           -----       ----------  ------------

                                FIBERMARK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                               -------------------------------  --------------------
                                                                 1996       1995       1994       1997       1996
                                                               ---------  ---------  ---------  ---------  ---------

                                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income.................................................  $   7,217  $   7,953  $   5,079  $   8,986  $   4,957
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization............................      3,651      3,342      4,006      5,592      2,401
    Amortization of deferred gain............................     (1,719)    (1,718)    (1,146)    (1,289)    (1,289)
    Write off of deferred debt costs and other deferred
      charges................................................        495         27        248         --         --
    Amortization of unearned compensation....................        121        120        121         --         80
    Loss on sale of assets...................................         --      8,302         --         --         --
    Gain on sale of property, plant and equipment............         --         (8)        --         --         --
    Cogeneration income......................................        (97)    (6,512)        --         --         --
    Changes in operating assets and liabilities:
      Accounts receivable....................................      1,475      1,821     (1,833)    (3,798)    (1,872)
      Inventories............................................     (1,431)      (301)    (3,192)    (5,065)       454
      Other..................................................      1,022      1,983     (2,812)    (1,169)     1,932
      Accounts payable.......................................        357     (3,262)     3,907      1,230       (547)
      Accrued liabilities....................................      3,577         96        651     (1,201)     2,629
      Deferred taxes.........................................      2,406     (3,724)      (862)        --         --
                                                               ---------  ---------  ---------  ---------  ---------
      Net cash provided by operating activities..............     17,074      8,119      4,167      3,286      8,745
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows used for investing activities:
  Cogeneration receipt.......................................      2,000      3,000         --      1,785      2,000
  Cogeneration expenses paid.................................         --         --        (27)        --         --
  Additions to property, plant and equipment.................     (8,457)    (4,865)    (1,603)    (9,716)    (4,298)
  Kobayashi payments.........................................         --     (5,000)        --         --         --
  Additions to organization costs............................         --       (741)        --         --         --
  Net proceeds from sale of property, plant and equipment....         --         17         --         --         --
  Acquisition of Endurs Products Division....................         --         --    (27,400)        --         --
  Net proceeds from sale of assets...........................         --     12,933         --         --         --
  Expenses paid in connection with sale of assets............         --     (1,744)        --         --         --
  Payments for businesses acquired...........................    (87,000)        --         --         --         --
                                                               ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) investing activities......    (93,457)     3,600    (29,030)    (7,931)    (2,298)
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from sale-leaseback agreement.....................         --      5,000     25,000         --         --
  Exercise of stock options..................................         20         --         72         71         35
  Increase in revolving credit line..........................     64,159    133,466     97,861         --     64,092
  Payments on revolving credit line..........................    (64,159)  (140,759)   (97,522)        --    (63,530)
  Repayment of senior term debt..............................     (6,313)    (9,275)   (15,038)        --     (5,030)
  Borrowing of senior term debt..............................         --         --     17,000         --         --
  Refinancing of expenses paid...............................         --         --     (1,581)      (693)      (358)
  Proceeds from issuance of Series B Senior Notes............    100,000         --         --         --         --
  Debt issue costs...........................................     (4,500)        --         --         --         --
                                                               ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) financing activities......     89,207    (11,568)    25,792       (622)    (4,791)
                                                               ---------  ---------  ---------  ---------  ---------
    Net increase (decrease) in cash..........................     12,824        151        929     (5,267)     1,656
Cash at beginning of year....................................      1,518      1,367        438     14,342      1,518
                                                               ---------  ---------  ---------  ---------  ---------
Cash at end of year..........................................  $  14,342  $   1,518  $   1,367  $   9,075  $   3,174
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                                FIBERMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS

    Specialty Paperboard, Inc. changed its name to FiberMark, Inc. ("FiberMark"). FiberMark operates in a single segment as a manufacturer and converter of specialty fiber-based products. The Company's market focus is in four core product areas: office products, technical specialties, durable specialties and filter products. FiberMark is headquartered in Brattleboro, Vermont and operates nine production facilities located in the eastern and midwestern regions of the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include FiberMark, Inc. and its wholly owned subsidiaries, Endura Products Division ("Endura") beginning July 1994 and Arcon Holdings Corporation ("Arcon") and CPG Investors Inc. ("CPG") beginning November 1996. All significant intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the average cost method at FiberMark and Endura and the first-in, first-out ("FIFO") method at Arcon and CPG.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost. Depreciation for financial reporting purposes is provided using the straight-line method based upon the useful lives of the assets, generally estimated at 3 to 40 years. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Improvements are capitalized and included in property, plant and equipment while expenditures for maintenance and repairs are charged to expense. Leasehold improvements are amortized over the shorter of the life of the improvement or the lease term.

OTHER INTANGIBLE ASSETS AND GOODWILL

    Intangible assets include organization and debt issue costs and goodwill. Organization costs of $593,801 and $725,754, net of accumulated amortization of $310,168 and $178,213 as of December 31, 1996 and 1995, respectively, arose in conjunction with the acquisition of the Endura Products Division and are amortized on a straight-line basis over seven years. Debt issue costs of $4,500,000, net of accumulated amortization of $33,000 as of December 31, 1996 are related to the issuance of the Series B Senior Notes and are amortized using the interest method over the life of those notes.

    Goodwill of $46,950,000 and $500,000, net of accumulated amortization of $244,000 and $26,000 as of December 31, 1996 and 1995, respectively, represents the cost in excess of net assets of acquired companies and is amortized on a straight-line basis over thirty years. Amortization of intangibles, including goodwill, amounted to $812,000, $576,000 and $712,000 as of December 31, 1996,
1995 and 1994, respectively. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and

                                FIBERMARK, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.

DEFERRED GAIN

    The deferred gain incurred in connection with the sale-leaseback transaction is being amortized on a straight-line basis over the life of the lease (see note
7).

RESEARCH AND DEVELOPMENT

    The Company expenses research and development costs as incurred. The costs amounted to $1.2 million, $1.0 million and $1.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Account Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET EARNINGS PER SHARE

    The net earnings per share is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during the year. Common stock equivalents are not included in this calculation as their inclusion dilutes the computation by less than 3%. Weighted average common stock outstanding and net income per common share have been restated to give effect to a 3-for-2 stock split effective May 13, 1997.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the data of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                FIBERMARK, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value loss costs to sell. Adoption of the Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the current year's presentation.

(3) COGENERATION PROJECT

    In 1993, the Company entered into agreements with Kamine/Basicorp Beaver Falls L.P. ("Kamine") pursuant to which the Company's Latex Fiber Products Division would host a gas-fired, 79-megawatt combined-cycle cogeneration facility developed by Kamine in Beaver Falls, New York. Construction of the facility has been completed. The Company received $4.4 million in cash in 1993. The Company has a firm contract with Kamine to receive a series of cash payments totaling $7.0 million between May 1995 and May 1997. The present value of these cash payments, in the amount of $6.5 million, was recorded as income in the first quarter of 1995. Cash payments of $2 million and $3 million were received in May 1996 and 1995, respectively.

(4) INVENTORIES

    Inventories consists of the following at December 31, 1996 and 1995 (dollars in thousands):

                                                                            1996       1995
                                                                         ----------  ---------
Raw materials..........................................................  $   11,356  $   5,248
Work in process........................................................       6,667      5,788
Finished goods.........................................................       8,783      4,937
Stores inventory.......................................................       1,568        636
Operating supplies.....................................................         919        247
                                                                         ----------  ---------
Total inventories......................................................  $   29,293  $  16,856
                                                                         ----------  ---------
                                                                         ----------  ---------

                                FIBERMARK, INC.

(5) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following at December 31, 1996 and 1995 (dollars in thousands):

                                                                            1996       1995
                                                                         ----------  ---------
Land...................................................................  $    6,816  $   1,694
Buildings and improvements.............................................      16,666      9,245
Machinery and equipments...............................................      65,995     28,208
Construction in progress...............................................      11,234      2,620
                                                                         ----------  ---------
                                                                            100,711     41,767

Less accumulation depreciation
  and amortization.....................................................     (11,015)    (8,216)
                                                                         ----------  ---------
Net property, plant and equipment......................................  $   89,696  $  33,551
                                                                         ----------  ---------
                                                                         ----------  ---------

    Depreciation expense was $2,839,000, $2,766,000 and $3,294,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(6) DEBT

    The Company's long-term debt is summarized as follows at December 31, 1996 and 1995 (dollars in thousands):

                                                                                                 1996       1995
                                                                                              ----------  ---------
Senior term debt from the CIT Group, Inc., ("CIT"), interest at prime plus 1.25% or LIBOR plus 3.0% (9.0% at December 31, 1995), secured by all tangible and intangible assets of
  the Company, due from 1996-2000...........................................................  $   --      $   6,313
Series B senior notes--interest at 9- 3/8%, interest payable semi-annually in arrears on
  April 15 and October 15, unsecured, due October 15, 2006..................................     100,000     --
                                                                                              ----------  ---------
                                                                                                 100,000      6,313
Less current portion........................................................................      --          1,688
                                                                                              ----------  ---------
Long-term debt, excluding current portion...................................................  $  100,000  $   4,625
                                                                                              ----------  ---------
                                                                                              ----------  ---------

    The Series B Senior notes are redeemable at the Company's option in whole or in part, on or after October 15, 2001 at redemption prices ranging from 100% to 104.688% of face value. Up to 35% of the notes are redeemable at the Company's option on or prior to October 15, 1999 using the net proceeds of a public equity offering at a redemption price equal to 109.375% of the principal amount plus accrued and unpaid interest thereon subject to certain other conditions as described in the agreement.

    In conjunction with the issuance of the Series B Senior Notes, (see note
11), the Company repaid the senior term debt from CIT then outstanding. As a result, the Company expensed $297,000 of deferred financing costs, net of income tax expense of $198,000. The loss has been reflected in the consolidated statements of income as an extraordinary item.

    Approximately, $1,796,807, $1,362,000 and $1,060,000 of interest was paid during the years ended December 31, 1996, 1995 and 1994, respectively.

                                FIBERMARK, INC.

(6) DEBT (CONTINUED)
    The Company has $15,000,000 in available funds through a revolving credit line with the CIT Group, Inc., at December 31, 1996 and 1995. The revolving credit line is subject to a commitment fee payable at the rate of 1/2 of 1% per annum on the daily average unused portion of this line. This fee is payable on a quarterly basis. In addition, the Company is required to pay an annual Collateral Management Fee of $35,000 in connection with periodic examinations, analyzing and evaluating the collateral.

    In April 1994, the Company expensed $248,000 or deferred debt financing costs, upon early retirement of the Senior term debt. This amount has been treated as an extraordinary item in the consolidated statement of income for the year ended December 31, 1994.

(7) LEASES

DEFERRED GAIN AND SALE-LEASEBACK

    In April 1994, FiberMark entered into a sale-leaseback agreement with the CIT Group, Inc. ("CIT"), FiberMark sold CIT $7,813,000 in fixed assets for a purchase price of $25,000,000. As a result FiberMark recorded a deferred gain of $17,187,000 which is amortized on a straight-line over the life of the ten year lease. In 1996, 1995 and 1994 the Company amortized $1,719,000, $1,718,000 and
$1,146,000, respectively, of the deferred gain into income. At December 31, 1996, accumulated amortization of deferred gain totaled $4,583,000.

    In connection with the sale-leaseback transaction, CIT leased back the fixed assets to FiberMark utilizing a ten-year operating lease. The lease requires quarterly payments of $843,000 for the first five years and quarterly payments of $690,000 for this remaining five years of the lease. Rental expense was $4,426,189, $3,066,585 and $2,044,930 for the years ending December 31, 1996,
1995 and 1994, respectively.

    In December 1995, FiberMark amended the sale-leaseback agreement whereby FiberMark, sold a newly constructed wet and machine ("Kobayashi") for $10 million. No gain or loss was recorded on the transaction. FiberMark received $5.0 million of the purchase price from CIT in December 1995, the remaining $5.0 million was placed in escrow and paid during the 1996 when all specifications were met. CIT leased back the Kobayashi machine to FiberMark using the remaining
8.5 years of the operating lease discussed above. The amended lease required additional payments including a first quarter payment of $113,000 and quarterly payments of $339,901 for the next 33 quarters.

                                FIBERMARK, INC.

(7) LEASES (CONTINUED)
OTHER LEASES

    The Company assumed obligations under operating leases for certain machinery, equipment and facilities purchased from CPG on October 31, 1996. Rental expense was $150,000 for the two months ended December 31, 1996. As of December 31, 1996, obligations to make future minimum lease payments were as follows.

    Payments to be made in the years ending December 31 (dollars in thousands):

1997................................................................  $     990
1998................................................................        735
1999................................................................        700
2000................................................................        500
2001................................................................      1,020
Thereafter..........................................................      4,245

(8) PREFERRED STOCK

    At December 31, 1996 and 1995, the Company has 2,000,000 shares of preferred stock authorized with none issued. The Company, without stockholder approval, can issue preferred stock with voting, conversion and other rights.

(9) INCOME TAXES

    The components of the provision for income taxes before extraordinary items for the years ended December 31, 1996, 1995 and 1994 are as follows (dollars in thousands):

                                                                    1996       1995       1994
                                                                  ---------  ---------  ---------
Current:
  Federal.......................................................  $   2,548  $   2,557  $   2,742
  State.........................................................      1,090        743        890
                                                                  ---------  ---------  ---------
                                                                      3,638      3,300      3,632
Deferred........................................................      1,059     (3,724)      (864)
                                                                  ---------  ---------  ---------
Provision (benefit) for income taxes............................  $   4,697  $    (424) $   2,768
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                                FIBERMARK, INC.

(9) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are presented below (dollars in thousands):

                                                                         DECEMBER 31, 1996
                                                                    ---------------------------
                                                                    DEFERRED TAX   DEFERRED TAX
                                                                       ASSETS      LIABILITIES
                                                                    -------------  ------------
Accounts receivable...............................................    $     308     $   --
Inventory.........................................................          758         --
Property, plant and equipment.....................................       --             17,684
Payroll related accruals..........................................        1,672         --
Intangible assets.................................................          282         --
Miscellaneous reserves............................................          808         --
Deferred gain.....................................................        5,041         --
Cogeneration income...............................................       --                605
                                                                         ------    ------------
                                                                      $   8,869     $   18,289
                                                                         ------    ------------
                                                                         ------    ------------

                                                                         DECEMBER 31, 1995
                                                                    ----------------------------
                                                                    DEFERRED TAX   DEFERRED TAX
                                                                       ASSETS       LIABILITIES
                                                                    -------------  -------------
Inventory.........................................................    $     214      $  --
Depreciation......................................................       --              1,180
Vacation accrual..................................................          306         --
Reserves..........................................................          234         --
Organization costs................................................       --                185
Miscellaneous.....................................................           80         --
Net operating loss carryforwards..................................          335         --
Deferred gain.....................................................        5,729         --
Cogeneration income...............................................       --              1,405
                                                                         ------         ------
                                                                      $   6,898      $   2,770
                                                                         ------         ------
                                                                         ------         ------

    SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For the year ended December 31, 1995, the Company reduced the valuation allowance to $0. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable earnings.

                                FIBERMARK, INC.

(9) INCOME TAXES (CONTINUED)
    A reconciliation of income taxes from continuing operations at the United States statutory rate to the effective rate for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                                       1996       1995       1994
                                                                     ---------  ---------  ---------
U.S. federal rate..................................................       34.0%      34.0%      34.0%
Decrease in valuation allowance....................................        0.0%     (49.9%)      (7.2%)
State taxes net of federal benefit.................................        5.8%       5.9%       6.9%
Other..............................................................       (1.4%)       4.4%       0.9%
                                                                           ---  ---------        ---
Effective tax rate.................................................       38.4%      (5.6%)      34.6%
                                                                           ---  ---------        ---
                                                                           ---  ---------        ---

    Income taxes paid during 1996, 1995 and 1994 were $3,698,000, $3,130,000 and
$1,728,000, respectively.

(10) FAIR VALUES OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About the Fair Value of Financial Instruments", requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. Management has determined that the carrying values of its financial assets and liabilities approximate fair value at December 31, 1996.

                                FIBERMARK, INC.

(11) ACQUISITIONS

1996 ACQUISITIONS

    The Company purchased all of the outstanding stock of Arcon Holdings ("Arcon") as of October 31, 1996. Concurrently with the transfer of the purchase price to the stockholders of Arcon, the stockholders agreed to repay all amounts owed under Arcon's revolver and term loans and repurchase and cancel warrants then outstanding.

    The Company also purchased all of the issued and outstanding common stock of CPG Investors Inc. ("CPG") on October 31, 1996. Concurrently with the transfer of the purchase price to the stockholders of CPG, the stockholders agreed to repay all amounts owed under CPG's revolving and term loans.

    The aggregate purchase price of CPG and Arcon was approximately $91,500,000 which includes costs of the acquisitions. The acquisitions were financed through the issuance of senior notes in the amount $100,000,000 and were accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. This treatment result in approximately $46,668,000 of cost in excess of net assets acquired. Such excess, or goodwill, is being amortized on a straight-line basis over thirty years. The 1996 consolidated results include Arcon and CPG's results of operations from the date of the acquisitions through the end of the year.

    The following summarized unaudited proforma results of operations for the years ended December 31, 1996 and 1995, assumes the Arcon and CPG acquisitions occurred as of the beginning of the respective periods (dollars in thousands, except per share amounts):

                                                                              UNAUDITED
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
Net sales.............................................................  $  227,822  $  239,464
Net income............................................................      10,709      10,716
Net income per common share...........................................        1.77        1.77

    The unaudited pro forma results are not necessarily indicative of actual results of operations that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.

1994 ACQUISITION

    On June 30, 1994, the Company acquired through its wholly owned subsidiaries, substantially all of the assets and liabilities of the Endura Products Division of W.R. Grace ("Endura"). Endura is engaged in the manufacture, conversion, saturation and coating of specialty papers at facilities located in Quakerstown, Pennsylvania and Owensboro, Kentucky. The results of operations for Endura have been included in the consolidated results of operations since the acquisition date. Under the terms of the purchase agreement, the total purchases price was approximately $26,400,000 plus $1,000,000 of acquisition expenses paid. A portion of the purchase price was financed by CIT pursuant to a $17,000,000 term loan. The balance of the purchase price was paid using $3,000,000 provided by CIT to the Company under a revolving line of credit and using cash reserves of the Company.

    The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired based on the fair values resulting in goodwill of approximately $526,000 which is being amortized over 30 years.

                                FIBERMARK, INC.

(11) ACQUISITIONS (CONTINUED)
    The following summarized unaudited pro forma results of operations for the year ended December 31, 1994, assumes the Endura acquisition occurred as of the beginning of the respective period (dollars in thousands, except per share amounts):

                                                                                    UNAUDITED
                                                                                    ----------
Net sales.........................................................................  $  124,656
Net income........................................................................       5,510
Net income per common share.......................................................        0.91

    The unaudited pro forma results are not necessarily indicative of actual results of operations that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operating results.

(12)  SALE OF ASSETS

    On March 22, 1995, the Company sold the assets of its Lewis Mill and the Company's gasket business to Armstrong World Industries Inc. ("Armstrong") for $12,933,000 (the "Sale"). As part of the sale, inventory in the amount of $1,080,000 was sold at book value to Armstrong. The net book value of the assets sold was $19,311,000 and total expenses relating to sale are estimated at $1,924,000. At December 31, 1995, $1,744,000 of these expenses had been paid; the remaining expenses were accrued in 1995 and paid in 1996. This transaction resulted in a loss of $8,302,000 before taxes. Approximately $160,000 of the purchase price was held by Armstrong pending in receipt of a New York State tax clearance certificate. This payment was received by the Company in May 1995. The Lewis mill was part of a two-mill division located at the Company's Latex Fiber Products Division in Beaver Falls, New York.

(13)  RELATED PARTY TRANSACTIONS

    The Company paid a management fee of $250,000 for the years ended December 31, 1996, 1995 and 1994, to an equity owner, MDC Management Company ("MDC"). The Company has a management agreement with MDC which calls for an annual fee of $250,000 through 1997. In 1996 the Company also paid MDC $250,000 in conjunction with the CPG and Arcon acquisitions.

(14)  RETIREMENT PLANS

    The Company has a defined contribution plan (salaried and hourly) and a defined benefit (hourly) retirement plan for FiberMark employees (excluding Arcon and CPG employees).

DEFINED CONTRIBUTION PLAN

    The defined contribution plan is a 401(k) ERISA and IRS-qualified plan covering substantially all employees that permits employee salary deferrals up to 16% of salary with the Company matching 50% of the first 6%. Defined contribution expenses for the Company was $229,000, $193,000 and $163,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

DEFINED BENEFIT PLAN

    The defined benefit plan is an ERISA and IRS-qualified plan based upon the negotiated benefit and years of service in the collective bargaining agreement between the Unions and the Company. Plan assets

                                FIBERMARK, INC.

(14)  RETIREMENT PLANS (CONTINUED)
are invested in an insurance company general account. The Company usually contributes at least the minimum amount as required by ERISA.

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1995
                                                                           ---------  ---------
                                                                               (DOLLARS IN
                                                                                THOUSANDS)

Actuarial present value of accumulated and projected benefit obligations:
  Vested.................................................................  $  (1,411) $  (1,127)
  Nonvested..............................................................       (134)      (219)
                                                                           ---------  ---------
                                                                              (1,545)    (1,346)
Plan assets at fair value................................................      1,360        869
                                                                           ---------  ---------
Projected benefit obligations in excess of plan assets...................       (185)      (477)
Unrecognized net loss....................................................         --         49
Unrecognized transition obligation.......................................         21         24
Unrecognized prior service costs.........................................         90         96
Adjustment required to recognize minimum liability.......................       (111)      (169)
                                                                           ---------  ---------
    Accrued pension cost.................................................  $    (185) $    (477)
                                                                           ---------  ---------
                                                                           ---------  ---------

    Total pension expense includes the following components:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1996       1995
                                                                               ---------  ---------
                                                                                   (DOLLARS IN
                                                                                    THOUSANDS)

Service cost--benefits earned during the period..............................  $     126  $     111
Interest cost on projected benefit obligation................................        101         86
Actual return on plan assets.................................................       (133)      (103)
Net amortization and deferral................................................         69         40
                                                                               ---------  ---------
    Net periodic pension expense.............................................  $     163  $     134
                                                                               ---------  ---------
                                                                               ---------  ---------

    Pension expense was approximately $116,000 for the year ended December 31, 1994. The benefit obligations as of December 31, 1996 and 1995 were calculated using an average discount rate of 7.5% and 7.0%, respectively. A long-term rate of return of 9% was used to calculate the 1996 and 1995 net periodic pension expense.

    CPG employees are covered by a noncontributory defined benefit plan. This is an ERISA and IRS-qualified plan which has benefits based on stated amounts for each year of credited service. The plan's assets consist principally of equity securities, government and corporate debt securities and other fixed income obligations.

                                FIBERMARK, INC.

(14)  RETIREMENT PLANS (CONTINUED)
    The following table presents the funded status of the Company's pension plan and the net pension liability included in the consolidated balance sheet (dollars in thousands):

Actuarial present value of benefit obligations:
  Vested benefits..................................................  $  (6,827)
  Nonvested benefits...............................................       (517)
                                                                     ---------
    Projected benefit obligation...................................     (7,344)
Fair value of plan assets..........................................      5,651
                                                                     ---------
    Funded status..................................................     (1,693)
Unrecognized net gain..............................................        102
Additional minimum liability.......................................       (102)
                                                                     ---------
    Net pension liability..........................................  $  (1,693)
                                                                     ---------
                                                                     ---------

    Net periodic pension expense for the two months ended December 31, 1996 included the following components (dollars in thousands):

Service cost........................................................  $      42
Interest cost on projected benefit obligation.......................         83
Actual return on plan assets........................................        (80)
Net amortization and deferral.......................................         (7)
                                                                      ---------
    Net periodic pension expense....................................  $      38
                                                                      ---------
                                                                      ---------

    The benefit obligation as of December 31, 1996 was calculated using a discount rate of 7.5%. A long-term rate of return of 9% was used to calculate the net periodic pension expense.

(15)  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    CPG has benefit plans which provide certain health care and life insurance benefits to eligible employees when they retire. Salaried employees generally become eligible for retiree medical benefits after reaching age 62 and with 15 years of service or after reaching age 65. The medical plan for salaried employees provides for an allowance, which must be used towards the purchase of a Medicare supplemental insurance policy, based on a retiree's length of service. The allowance may be adjusted to reflect annual changes in the Consumer Price Index ("CPI"); however, once the initial allowance has doubled, there will be no further increases. Salaried employees hired after January 1, 1993 are not eligible to participate in this retiree medical plan. Upon satisfying certain eligibility requirements, approximately 45% of the hourly employees are eligible upon retirement to receive a medical benefit, which is an allowance to be used toward the purchase of a Medicare supplemental insurance policy and cannot exceed a specified annual amount. The postretirement benefit obligations related to employees who retired prior to the Acquisition were not assumed by the Company and remain the responsibility of prior owners.

                                FIBERMARK, INC.

(15)  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
    Net periodic postretirement benefits cost for the two months ended December 31, 1996 included the following components (dollars in thousands):

Service cost..........................................................  $      14
Interest cost on accumulated postretirement benefit obligation........         23
Net amortizations and deferral........................................         (1)
                                                                              ---
Postretirement benefits cost..........................................  $      36
                                                                              ---
                                                                              ---

    The following table sets forth the accumulated postretirement benefit obligation included in other liabilities on the Company's consolidated balance sheet (dollars in thousands):

Accumulated postretirement benefit obligation:
Fully eligible participants........................................  $    (181)
Retirees...........................................................       (208)
Other active plan participants.....................................       (938)
                                                                     ---------
Accumulated postretirement benefit obligation......................     (1,327)
Unrecognized net loss..............................................         74
                                                                     ---------
Accrued postretirement benefit liability...........................  $  (1,253)
                                                                     ---------
                                                                     ---------

    The assumed health care cost trend rate used in measuring future benefit costs was 9%, gradually declining to 6% by 1999 and remaining at that level thereafter. A 1% increase in this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by $81,368 and the postretirement benefits expense for the two months ended December 31, 1996 by less than $11,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The assumed annual increase in the CPI was 3%.

(16)  SIGNIFICANT BUSINESS CONCENTRATIONS

    Approximately 41%, 47% and 47% of the Company's total 1996, 1995 and 1994 sales, respectively, were concentrated in five customers. In 1996, 1995 and 1994 revenue from a single customer was $15,425,000 (12% of total sales), $18,933,000 (16% of total sales) and $18,905,000 (18% of total sales), respectively. Sales to a second customer accounted for 10%, 10% and 11% of total sales in 1996, 1995 and 1994, respectively.

    Approximately 12%, 13% and 11% of the Company's products were sold to foreign customers (excluding Canada) in 1996, 1995 and 1994, respectively. The principal international markets served by the Company include Asia/Pacific Rim, Latin America, Mexico and Europe.

(17)  STOCK OPTION AND BONUS PLANS

    The Company has three stock option plans which provide for grants of nonqualified or incentive stock options. The 1992 Amended and Restated Stock Option Plan ("1992 Plan") is fully granted at 301,422 shares of common stock to management of the Company. Options granted under the 1992 Plan typically vest at a rate of 20% per year and are exercisable for a period of ten years from the grant date.

                                FIBERMARK, INC.

(17)  STOCK OPTION AND BONUS PLANS (CONTINUED)
    The 1994 Stock Option Plan ("1994 Plan") is fully granted at 300,000 shares of common stock to selected officers and employees of the Company. Options granted under the Plan vest at a rate of 20% per year commencing on the one year anniversary of the grant date and 1.66% at the end of each month thereafter. The options are exercisable for a period of ten years from the grant date.

    The 1994 Director Stock Option Plan ("Directors' Plan") authorizes the grant of up to 225,000 shares of common stock to directors who are not otherwise full-time employees of the Company. The Plan was amended in 1996 to increase the authorized shares from 75,000 to 225,000 shares and to allow for an accelerated vesting schedule not to exceed five years. Options will vest and become exercisable based upon target levels set for the fair market value of the common stock or in the event of a merger or asset sale. The options are exercisable for a period of eight years from the date of grant.

    The following table sets forth the stock option transactions for the three years ended December 31, 1996.

                                                             1992 PLAN                1994 PLAN             DIRECTORS' PLAN
                                                      -----------------------  -----------------------  -----------------------
                                                                   WEIGHTED                 WEIGHTED                 WEIGHTED
                                                                    AVERAGE                  AVERAGE                  AVERAGE
                                                        NUMBER     EXERCISE      NUMBER     EXERCISE      NUMBER     EXERCISE
                                                      OF SHARES      PRICE     OF SHARES      PRICE     OF SHARES      PRICE
                                                      ----------  -----------  ----------  -----------  ----------  -----------
Outstanding, December 31, 1993......................     301,422   $    3.33       --       $  --           --       $  --
    Granted.........................................      --          --           60,000       14.25       52,500       13.50
    Exercised.......................................     (21,702)       3.33       --          --           --          --
                                                      ----------               ----------               ----------
Outstanding, December 31, 1994......................     279,720        3.33       60,000       14.25       52,500       13.50
    Granted.........................................      --          --           66,150       17.63       --          --
    Forfeited.......................................     (37,377)       3.33       (8,100)      14.25       --          --
                                                      ----------               ----------               ----------
Outstanding, December 31, 1995......................     242,343        3.33      118,050       16.14       52,500       13.50
    Granted.........................................      37,377       13.50      208,725       26.01      135,000       21.18
    Exercised.......................................      (6,465)       3.33       (2,025)      14.25       --          --
    Forfeited.......................................      --          --          (26,775)      16.28       (4,500)      13.50
                                                      ----------               ----------               ----------
    Outstanding, December 31, 1996..................     273,255        4.73      297,975       23.10      183,000       19.17
                                                      ----------               ----------               ----------
                                                      ----------               ----------               ----------
    Exercisable, December 31, 1996..................     235,878        3.33       33,969       15.66       93,000       18.71
                                                      ----------               ----------               ----------
                                                      ----------               ----------               ----------
    Weighted average remaining contractual life.....   5.7 years                9.3 years                8.7 years

    The Corporation has adopted the disclosure-only provisions of Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock options granted under the plans during 1996 and 1995 as the options were all granted at exercise prices which equaled the market value at the date of the grant. Compensation for the options granted prior to December 31, 1992 at $7.50 per share was measured as of the grant date based upon a fair market value of $12.00 per share as determined by the Board of Directors and is being recognized as expense over the vesting period. Had compensation cost for the Company's stock option plans been determined based on

                                FIBERMARK, INC.

(17) STOCK OPTION AND BONUS PLANS (CONTINUED) the fair value at the grant date for awards during 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the proforma amounts indicated below:

                                                                               1996       1995
                                                                             ---------  ---------
Net income, as reported....................................................  $   7,217  $   7,953
Net income, pro forma......................................................      7,075      7,918
Earnings per share, as reported............................................       1.19       1.31
Earnings per share, pro forma..............................................       1.19       1.31

    Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting periods and compensation cost for options granted prior to January 1, 1995 is not considered.

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: risk-free interest rate of 6%; dividend yield of $0; expected volatility of 45; and expected lives of ten (10) years.

    Effective January 1, 1994, the Compensation Committee adopted the Executive Bonus Plan, which provides for bonus payments of a percentage of base salary based upon achievement by the Company of certain levels of earnings per share. The Executive Bonus Plan utilizes a sliding scale so that the percentage of base salary paid as bonus compensation increases as the earnings per share of the Company increase. The Executive Bonus Plan is designed to directly align the interests of the executive officers and the stockholders. Although the Executive Bonus Plan is subject to annual review by the Committee, the Committee expects it to remain in place for a five-year term.

(18)  COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL MATTERS

    The Company is subject to various federal, state and local environmental requirements, particularly relating to air and water quality. The Company and its predecessors have spent substantial sums for pollution control facilities to comply with existing regulations. While the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, any failure by the Company to comply with present and future regulations could subject it to future liability or require the suspension of operations.

OTHER MATTERS

    The Company is involved in various legal proceedings in the ordinary course of business. Management believes that the outcome of these proceedings will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                                FIBERMARK, INC.

(19)  UNAUDITED QUARTERLY SUMMARY INFORMATION

    The following is a summary of unaudited quarterly summary information for the years ended December 31, 1996 and 1995 (in thousands, except per share data).

                                                                                                   NET EARNINGS
                                                                                     GROSS    ----------------------
                                                                       NET SALES    PROFIT     INCOME     PER SHARE
                                                                      -----------  ---------  ---------  -----------
1996 QUARTERS
  First.............................................................  $    24,859  $   3,503  $   1,048   $    0.17
  Second............................................................       26,086      5,011      1,816        0.30
  Third.............................................................       26,789      5,115      2,093        0.35
  Fourth(2).........................................................       47,037      9,161      2,260        0.37
                                                                      -----------  ---------  ---------       -----
Total...............................................................  $   124,771  $  22,790  $   7,217   $    1.19
                                                                      -----------  ---------  ---------       -----
                                                                      -----------  ---------  ---------       -----

1995 QUARTERS
  First(2)..........................................................  $    35,198  $   4,837  $     465   $    0.08
  Second............................................................       31,879      4,369      1,572        0.26
  Third(3)..........................................................       24,480      3,750      4,418        0.73
  Fourth............................................................       25,959      4,454      1,498        0.24
                                                                      -----------  ---------  ---------       -----
Total...............................................................  $   117,516  $  17,410  $   7,953   $    1.31
                                                                      -----------  ---------  ---------       -----
                                                                      -----------  ---------  ---------       -----

------------------------

(1) In the fourth quarter of 1996 the Company acquired Arcon and CPG. Net income before extraordinary items for the fourth quarter of 1996 was $2,557,000; per share net income before extraordinary items was $0.42.

(2) The first quarter of 1995 includes the present value of the Cogeneration receivable of $6,512,000 booked as other income and a net book loss of $8,159,000 resulting from the sale of the Lewis mill. An additional loss of $143,000 was booked in the fourth quarter of 1995.

(3) In the third quarter of 1995, the Company recognized a tax benefit related to the release of tax valuation allowances.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors

    We have audited the accompanying consolidated balance sheet of Steinbeis Gessner GmbH and subsidiaries as of December 31, 1996, and the related consolidated statement of income and retained earnings, and of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in Germany and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steinbeis Gessner GmbH and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wollert-Elmendorff
Deutsche Industrie-Treuhand GmbH
Wirtschaftsprufungfsgesellschaft

November 4, 1997

                             STEINBEIS GESSNER GMBH
                          CONSOLIDATED BALANCE SHEETS

                                                                                          SEPTEMBER 30,
                                                                          DECEMBER 31,        1997
                                                                              1996         (UNAUDITED)
                                                                          -------------  ---------------
                                                                            (DM 000)        (DM 000)
ASSETS

Current assets
  Cash.....................................................                       475             453

  Trade accounts receivable................................                    18,854          20,285
  Less allowance for doubtful accounts.....................                    (2,011)           (934)
                                                                               ------          ------
                                                                               16,843          19,351

  Accounts receivable from affiliates......................                       303               0
  Other receivables........................................                       474              46
  Inventories..............................................   (Note 3)         14,141          16,143
  Prepaid expenses.........................................                        53               0
                                                                               ------          ------
    Total current assets...................................                    32,289          35,993

Non-current assets
  Property, plant and equipment-net........................   (Note 4)         55,087          56,029
  Intangible assets-net....................................   (Note 5)            885             606
                                                                               ------          ------
Total assets...............................................                    88,261          92,628
                                                                               ------          ------
                                                                               ------          ------

                       See Notes to Financial Statements

                             STEINBEIS GESSNER GMBH

                          CONSOLIDATED BALANCE SHEETS

                                                                                                         SEPTEMBER 30,
                                                                                          DECEMBER 31,       1997
                                                                                              1996        (UNAUDITED)
                                                                                          -------------  -------------
                                                                                            (DM 000)       (DM 000)

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
  Deferred income taxes....................................................                       357             28
  Short-term bank debt.....................................................                       621              0
  Current portion of long-term debt........................................     (Note 6)        4,990          2,746
  Trade accounts payable...................................................                     2,374          4,101
  Due to parent company....................................................                    12,371         12,154
  Accrued payroll and employee benefits....................................                     5,099          5,556
  Other accrued liabilities................................................                     2,776          3,745
                                                                                               ------         ------
    Total current liabilities..............................................                    28,588         28,330
Deferred income taxes......................................................     (Note 8)       17,450         16,457
Other non-current liabilities..............................................                       724            418
Accrued pensions...........................................................    (Note 11)       15,267         15,730
Long-term debt.............................................................     (Note 6)        3,000          3,000
                                                                                               ------         ------
    Total liabilities......................................................                    65,029         63,935

Minority interest..........................................................                       109            100

Commitments and Contingencies..............................................    (Note 15)

Shareholder's equity
Registered capital.........................................................                     6,145          6,145
Retained earnings..........................................................                    16,978         22,448
                                                                                               ------         ------
    Total shareholder's equity.............................................                    23,123         28,593
                                                                                               ------         ------
Total liabilities and shareholder's equity.................................                    88,261         92,628
                                                                                               ------         ------
                                                                                               ------         ------

                       See notes to Financial Statements

                             STEINBEIS GESSNER GMBH

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                              NINE MONTHS
                                                                                                 ENDED
                                                                                             SEPTEMBER 30,
                                                                           YEAR ENDED   ------------------------
                                                                          DECEMBER 31,     1997         1996
                                                                              1996      (UNAUDITED)  (UNAUDITED)
                                                                          ------------  -----------  -----------
                                                                            (DM 000)     (DM 000)     (DM 000)
Net sales..................................................   (Note 12)       128,740      108,654       96,848
Costs of sales.............................................                    98,069       80,478       74,364
                                                                          ------------  -----------  -----------
Gross profit...............................................                    30,671       28,176       22,484
Operating Expenses
  Selling..................................................                    10,139        8,521        7,540
  General administrative and other.........................                    10,970        8,560        8,316
  Research and development.................................                     2,940        2,071        2,186
  Restructuring charges....................................   (Note 13)         2,416       --           --
                                                                          ------------  -----------  -----------
Operating income...........................................                     4,206        9,024        4,442
Interest income............................................                        16           14           10
Interest expense...........................................                     1,065          566          835
Other income...............................................   (Note 14)         1,352          806          928
Other expenses.............................................                       303          391          232
                                                                          ------------  -----------  -----------
Income before income taxes and minority interest...........                     4,206        8,887        4,313
Provision for income taxes.................................   (Note 8)          1,487        3,343        1,557
                                                                          ------------  -----------  -----------
Income before minority interest............................                     2,719        5,544        2,756
Minority interest..........................................                        99           74           67
                                                                          ------------  -----------  -----------
Net income.................................................                     2,620        5,470        2,689

Retained earnings, beginning of period.....................                    17,884       16,978       17,884
Dividends declared.........................................                     3,526       --           --
                                                                          ------------  -----------  -----------
Retained earnings, end of period...........................                    16,978       22,448       20,573
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

                       See Notes to Financial Statements

                             STEINBEIS GESSNER GMBH
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                                                               SEPTEMBER 30,
                                                                            YEAR ENDED    ------------------------
                                                                           DECEMBER 31,      1997         1996
                                                                               1996       (UNAUDITED)  (UNAUDITED)
                                                                           -------------  -----------  -----------
                                                                             (DM 000)      (DM 000)     (DM 000)
OPERATING ACTIVITIES:
Net income...............................................................        2,620         5,470        2,689
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..........................................        7,328         5,613        5,570
  (Gain) loss on disposal of property plant and equipment................         (308)           90         (213)
  Changes in assets and liabilities:
    Accounts receivable..................................................       (2,345)       (2,205)      (4,078)
    Inventories..........................................................        1,918        (2,002)       1,480
    Prepaid expenses and other current assets............................          (90)          481          308
    Deferred income taxes................................................       (1,110)       (1,322)        (920)
    Accounts payable, due to parent and other current liabilities........       (2,990)        2,928          720
    Accrued pensions and other non-current liabilities...................        1,151           157          524
                                                                                ------    -----------  -----------
Net cash provided by operating activities................................        6,174         9,210        6,080
                                                                                ------    -----------  -----------
INVESTING ACTIVITIES:
Proceeds from sales of fixed assets......................................          317            67          219
Additions to property, plant and equipment...............................       (3,784)       (6,433)      (2,674)
                                                                                ------    -----------  -----------
Net cash used in investing activities....................................       (3,467)       (6,366)      (2,455)
                                                                                ------    -----------  -----------
FINANCING ACTIVITIES:
Increase (decrease) in short-term debt...................................          621          (621)      --
Repayment of long-term debt..............................................       (3,513)       (2,245)      (3,502)
                                                                                ------    -----------  -----------
Net cash used in financing activities....................................       (2,892)       (2,866)      (3,502)
                                                                                ------    -----------  -----------
Increase (decrease) in cash..............................................         (185)          (22)         123
Cash, beginning of period................................................          660           475          660
                                                                                ------    -----------  -----------
Cash, end of period......................................................          475           453          783
                                                                                ------    -----------  -----------
                                                                                ------    -----------  -----------

                       See Notes to Financial Statements

                             STEINBEIS GESSNER GMBH

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               (IN DM THOUSANDS)

1 DESCRIPTION OF BUSINESS

    Steinbeis Gessner GmbH operates in a single segment as a manufacturer of technical and filter paper and tape. Steinbeis Gessner is headquartered in Brannenburg, Germany and operates two paper mills in the state of Bavaria.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a) Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of Steinbeis Gessner GmbH and its subsidiaries, Leiss-GmbH & Co.-(55.6%) and Steinbeis GmbH & Co. Grundstucksverwaltungs KG (100%). All significant intercompany transactions and accounts have been eliminated in consolidation.

    b) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    c) Inventories

    Inventories are stated at the lower of cost or market. Cost is determined primarily using the average cost method.

    d) Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method based upon the useful lives of the assets, which are primarily 20 to 50 years for buildings and 3 to 20 years for machinery and equipment. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Improvements are capitalized and included in property, plant and equipment while expenditures for maintenance and repairs are charged to expense.

    e) Intangible Assets

    Intangible assets include certain rights and licenses. Management periodically evaluates the recoverability of intangibles and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as market and economic conditions. Intangibles are amortized over three to forty years.

    f) Research and Development

    Research and development costs are expensed as incurred. The costs amounted to DM 3 million for the year ended December 31, 1996.

    g) Income Taxes

    The company has a profit pooling management with its parent, Steinbeis Holding GmbH. The company's statutory pretax profits are transferred to Steinbeis Holding GmbH. The Company provides for current and deferred taxes as if it were a separate taxpayer. Deferred income taxes are provided to reflect

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) future tax consequences attributable to temporary differences between the financial reporting and tax bases of assets and liabilities using presently enacted tax rates and laws.

    h) Impairment of Long-Lived Assets

    Management periodically evaluates the recoverability of long-term assets, based upon current and anticipated net income and undiscounted future cash flows.

    i) Revenue Recognition

    Revenue from sales is recognized when goods are shipped.

    j) New Accounting Pronouncements

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires quantitative disclosures of certain financial and descriptive information about a company's operating segments. The Company has not yet completed an analysis of whether it will be required to report operating segments.

    k) Interim Financial Statements

    The consolidated financial statements as of September 30, 1997 and for the nine month periods ended September 30, 1996 and 1997 are unaudited, but in the opinion of the Company all adjustments necessary for a fair presentation of consolidated results of operations, consolidated financial position, and consolidated cash flows at the date and for the periods indicated have been included. The results of such interim periods are not necessarily indicative of the results for the full year.

    Certain information and footnote disclosures included in the consolidated financial statements normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 1996 and notes thereto.

3 INVENTORIES

                                                                                                 DECEMBER 31, 1996
                                                                                                 -----------------
Raw materials and supplies.....................................................................          6,876
Work in process................................................................................            486
Finished goods.................................................................................          6,779
                                                                                                        ------
Total inventories..............................................................................         14,141
                                                                                                        ------
                                                                                                        ------

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

4 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following:

                                                                                                 DECEMBER 31, 1996
                                                                                                 -----------------
Land...........................................................................................          4,755
Buildings......................................................................................         35,459
Machinery and equipment........................................................................         97,006
Construction in progress.......................................................................            278
                                                                                                       -------
Total property, plant and equipment............................................................        137,498
Less accumulated deprectiation.................................................................         82,411
                                                                                                       -------
Net property plant and equipment...............................................................         55,087
                                                                                                       -------
                                                                                                       -------

Depreciation expense was DM 6,798 for the year ended December 31, 1996.

5 INTANGIBLE ASSETS

    Intangible assets consist of the following:

                                                                                                  DECEMBER 31, 1996
                                                                                                 -------------------
Intangible assets-at cost......................................................................           2,393
Less accumulated amortization..................................................................           1,508
                                                                                                          -----
Intangible assets-net..........................................................................             885
                                                                                                          -----
                                                                                                          -----

Amortization expense was DM 530 for the year ended December 31, 1996.

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

6 LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                                                                  DECEMBER 31, 1996
                                                                                                 -------------------
Bayerische Vereinsbank, 4.5%-8.95%, due 1997...................................................           4,500
Allianz Lebensversicherungs-AG, 6.2%, due 2000.................................................           3,000
Other..........................................................................................             490
                                                                                                          -----
  Total long-term debt.........................................................................           7,990
Less current portion...........................................................................           4,990
                                                                                                          -----
Long-term debt, excluding current portion......................................................           3,000
                                                                                                          -----
                                                                                                          -----

    The Bayerische Vereinsbank and Allianz Lebensversicherungs-AG debt is secured by the land and buildings of Steinbeis Gessner GmbH. Interest paid during 1996 was DM 974.

    Payments to be made in the years ending December 31:

1997..............................................................      4,990
2000..............................................................      3,000

7 LEASES

    The Company has non-cancellable operating leases, primarily with a related party, for certain machinery, equipment and facilities. Rental expense was DM 284 for the year ended December 31, 1996. As of December 31, 1996, obligations to make future minimum lease payments in the years ending December 31 were as follows:

1997...............................................................        155
1998...............................................................        110
1999...............................................................         35
2000...............................................................         14
2001...............................................................          5

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

8 INCOME TAXES

    All income and income taxes are domestic. The components of the provision for income taxes are as follows:

                                                                              DECEMBER 31, 1996
                                                                             -------------------
Current:
  Federal..................................................................           1,710
  Trade....................................................................             887
                                                                                      -----
  Total....................................................................           2,597
                                                                                      -----
Deferred:
  Federal..................................................................             834
  Trade....................................................................             276
                                                                                      -----
  Total....................................................................           1,110
                                                                                      -----
Provision for income taxes.................................................           1,487
                                                                                      -----
                                                                                      -----

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                                               DECEMBER 31, 1996
                                                                                      ------------------------------------
                                                                                         ASSET      LIABILITY      NET
                                                                                         -----     -----------  ----------
Current deferred income taxes:
  Accounts receivable...............................................................           0          250         -250
  Inventory reserves................................................................           0          162         -162
  Accrued payroll and employee benefits.............................................          55            0           55
                                                                                             ---   -----------  ----------
  Total.............................................................................          55          412         -357
                                                                                             ---   -----------  ----------
Non-current deferred income taxes:
  Special reserve...................................................................           0        1,234       -1,234
  Intangible assets.................................................................          64            0           64
  Property, plant and equipment.....................................................           0       16,579      -16,579
  Pensions..........................................................................         299            0          299
                                                                                             ---   -----------  ----------
  Total.............................................................................         363       17,813      -17,450
                                                                                             ---   -----------  ----------
Total deferred income taxes.........................................................         418       18,225      -17,807
                                                                                             ---   -----------  ----------
                                                                                             ---   -----------  ----------

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

8 INCOME TAXES (CONTINUED)
    The provision for income taxes at the German federal corporation tax rate of 45% differed from the Company's provision for income taxes for the year ended December 31, 1996 as follows:

                                                                                                 DECEMBER 31, 1996
                                                                                                 -----------------
Expected tax at statutory rate.................................................................          1,893
Corporation tax surcharge......................................................................            142
Municipal trade taxes on income, net of corporation tax benefit................................            298
Credit for dividend distribution...............................................................           -812
Other..........................................................................................            -34
                                                                                                        ------
Provision for income taxes.....................................................................          1,487
                                                                                                        ------
                                                                                                        ------

Effective income tax rate......................................................................           35.4%

    Income taxes paid during 1996 were DM 4.

9 FAIR VALUE OF FINANCIAL INSTRUMENTS

    Management has determined that the carrying values of cash, accounts receivable, accounts payable and short-term bank debt approximate fair value at December 31, 1996 because of immediate or short-term maturities. The carrying amount reported for long-term debt approximates fair value because the interest rate of the debt approximates the market rate.

10 RELATED PARTY TRANSACTIONS

    The Company paid a management fee of DM 514 for the year ended December 31, 1996. The Company has a management agreement with Steinbeis Verwaltungs-GmbH which calls for the provision of property administration, legal, taxation and certain personnel related services. The Company's parent provides financing at rates which are in accordance with market indicators (interest rate 1996 at 3.25%-5.5%). Interest expense on related party borrowings amounted to DM 392 in 1996. Certain equipment and facilities are leased from Mangfall Kraftwerke AG, a subsidiary of the Company's parent. 1996 lease expense on such equipment and facilities were DM 255.

11 RETIREMENT PLANS

    The Company maintains non-contributory, defined-benefit pension plans covering substantially all employees. Benefits for certain salaried employees are based on salary and years of service, while benefits

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

11 RETIREMENT PLANS (CONTINUED)
for other employees are based on a fixed benefit rate and years of service. The plan is unfunded and the Company accrues for the pension obligation in the financial statements.

                                                                             DECEMBER 31, 1996
                                                                             -----------------
  Actuarial present value of accumulated benefit obligations
    Vested.................................................................         14,398
    Nonvested..............................................................            979
                                                                                    ------
  Accumulated benefit obligation...........................................         15,377
  Effect of projected future salary increase...............................            305
                                                                                    ------
  Projected benefit obligation.............................................         15,682
  Unrecognized net loss....................................................           -415
                                                                                    ------
  Accrued pension cost.....................................................         15,267
                                                                                    ------
                                                                                    ------
Total pension expense includes the following components:
                                                                                      1996
                                                                                   -------
  Service cost.............................................................            356
  Interest cost............................................................            931
                                                                                    ------
  Net periodic pension expanse.............................................          1,287
                                                                                    ------
                                                                                    ------

    The benefit obligations as of December 31, 1996 were calculated using a discount rate of 6.5%. Salary increases, where applicable, were calculated at 3%.

12 SIGNIFICANT BUSINESS CONCENTRATIONS

    No customer accounted for more than 10% of its 1996 sales. Approximately 53% of the Company's total 1996 sales were concentrated in its 10 largest customers.

    The Company's sales in 1996 were made to customers located in the following regions:

Germany                32%
Europe                 48%
Rest of world          20%

13 RESTRUCTURING CHARGES

    Restructuring charges in 1996 relate primarily to personnel related costs, including severance benefits and notice period compensation.

                             STEINBEIS GESSNER GMBH

                               (IN DM THOUSANDS)

14 OTHER INCOME

    Other income consists of the following components:

                                                                                          1996
                                                                                        ---------
Foreign exchange gains, net...........................................................        428
Gain on disposal of property, plant and equipment.....................................        239
Rental income.........................................................................        233
Other.................................................................................        452
                                                                                        ---------
  Total...............................................................................      1,352
                                                                                        ---------

15 COMMITMENTS AND CONTINGENCIES

    A) ENVIRONMENTAL MATTERS

    The Company is subject to various federal, state and local environmental requirements, particularly relating to air and water quality. The Company has spent substantial sums for pollution control facilities to comply with existing regulations. While the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, any failure by the Company to comply with present and future regulations could subject it to future liability or require the suspension of operations.

    B) OTHER MATTERS

    The Company is involved in various legal proceedings in the ordinary course of business. Management believes that the outcome of these proceedings will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.
                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          3
Forward Looking Statements......................          3
Prospectus Summary..............................          5
Risk Factors....................................         11
Use of Proceeds.................................         15
Price Range of Common Stock and Dividend
  Policy........................................         15
Capitalization..................................         16
Unaudited Pro Forma Consolidated Financial
  Data..........................................         17
Selected Historical Consolidated Financial
  Data..........................................         25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         26
Business of the Company.........................         31
The Gessner Acquisition.........................         45
Management......................................         49
Security Ownership of Certain Beneficial Owners
  and Management................................         52
Certain Relationships and Related
  Transactions..................................         54
Description of Capital Stock....................         55
Underwriting....................................         57
Validity of Common Stock........................         59
Experts.........................................         59
Index to Financial Statements...................        F-1

                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

                                   PROSPECTUS

                                 -------------

                                 BT ALEX. BROWN
                            PAINEWEBBER INCORPORATED

                               December   , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

SEC filing fee....................................................  $  10,324

NASD filing fee...................................................      3,907

Accounting fees and expenses......................................    550,000

Legal fees and expenses...........................................    130,000

Blue Sky and Legal Investment fees and expenses...................      5,000

Transfer Agent's fees.............................................      4,000

Miscellaneous.....................................................     47,000
                                                                    ---------

Total.............................................................  $ 750,231
                                                                    ---------
                                                                    ---------

------------------------

*   All estimates except for filing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Certificate of Incorporation of the Company provides that directors of the Company shall, to the full extent not prohibited by the General Corporation Law of the State of Delaware (the "DGCL"), not be liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty as a director.

    Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
1.1          Form of Underwriting Agreement.
2.1          Share Purchase Agreement dated as of November 26, 1997, among Steinbeis Holding GmbH ("Steinbeis"),
             Zetaphoenicis Beteiligungs GmbH and Thetaphoenicis Beteiligungs GmbH.
2.2(9)       Merger Agreement dated as of August 28, 1996 by and among the Company, CPG Acquisition Co. ("CPG
             Co.") and CPG Investors Inc. ("Investors").
2.3(9)       Stock Purchase Agreement dated as of August 28, 1996 by and among the Company, Arcon Coating Mills,
             Inc. ("Arcon Mills"), Arcon Holdings Corp. ("Holdings"), the stockholders of Holdings and various other parties.
2.4(9)       Certificate of Merger merging CPG Co. with and into Investors filed with the Secretary of State of
             Delaware on October 31, 1996.
3.1(1)       Restated Certificate of Incorporation of the Company as amended through March 25, 1997.
3.2(10)      Certificate of Ownership and Merger of FiberMark, Inc. with and into Specialty Paperboard, Inc. filed with the Secretary of State of Delaware on March 26, 1997.
3.3(1)       Restated By-laws.
4.1(1)       Reference is made to Exhibits 3.1, 3.2 and 3.3.
4.2(1)       Specimen stock certificate.
4.3(9)       Indenture dated as of October 15, 1996 (the "Indenture") among the Company, CPG Co., Specialty
             Paperboard/Endura, Inc. ("Endura") and the Wilmington Trust Company ("Wilmington").
4.4(9)       Specimen Certificate of 9 3/8% Series A Senior Note due 2006 (included in Exhibit 4.3 hereof).
4.5(9)       Specimen Certificate of 9 3/8% Series B Senior Note due 2006 (included in Exhibit 4.3 hereof).
4.6(9)       Form of Guarantee of Senior Notes issued pursuant to the Indenture (included in Exhibit 4.3 hereof).
4.7(9)       Registration Rights Agreement dated as of October 16, 1996 among the Company, Endura, CPG Co. and BT
             Securities Corporation.
5.1          Opinion of White & Case re legality of the Common Stock.
10.1(5)      Lease Agreement dated April 29, 1994, between CIT Group/Equipment Financing Inc. ("CIT/Financing")
             and the Company.
10.2(5)      Security Agreement dated April 29, 1994, between CIT/Financing and the Company.
10.3(5)      Grant of Security Interest in Patents, Trademarks and Leases dated April 29, 1994, between the
             Company and CIT/Financing.
10.4(5)      Bill of Sale dated April 29, 1994, to CIT/Financing.
10.5(9)      Amended and Restated Financing Agreement dated December 31, 1996, between The CIT Group/Business
             Credit, Inc. ("CIT/Credit") and the Company.
10.6(1)(3)   Form of Indemnity Agreement entered into between the Company and its directors and executive officers.
10.7(1)(3)   The Company's 1992 Amended and Restated Stock Option Plan and related form of Option Agreement.
10.8(1)      Paper Procurement Agreement, between the Company and Acco-U.S.A.
10.9(8)      Paper Procurement Agreement, between the Company and Pajco/Holliston, dated February 23, 1995.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
10.10(1)     Energy Service Agreement (Latex mill), dated as of November 19, 1992, between Kamine and the Company.
10.11(2)     Amendment No. 1 to the Energy Service Agreement (Latex mill), dated as of May 7, 1993, between Kamine and the Company.
10.12(1)     Energy Service Agreement (Lewis mill), dated as of November 19, 1992, between Kamine and the Company.
10.13(2)     Amendment No. 1 to the Energy Service Agreement (Lewis mill), dated as of May 7, 1993, between Kamine and the Company.
10.14(1)     Restated Ground Lease, dated as of November 19, 1992, between Kamine and the Company.
10.15(1)     Beaver Falls Cogeneration Buyout Agreement, dated as of November 20, 1992, between Kamine, Kamine
             Beaver Falls Cogen. Co., Inc. and the Company.
10.16(2)     Consent and Agreement (Energy Services Agreement), dated as of May 7, 1993, by the Company.
10.17(2)     First Amendment of Restated Ground Lease, dated as of May 7, 1993, between Kamine and the Company.
10.18(2)     Memorandum of Lease, dated as of May 7, 1993, between Kamine and the Company.
10.19(2)     Lessor Consent and Estoppel Certificate, dated as of May 7, 1993, between the Company and Deutsche
             Bank AG, New York Branch, Ansaldo Industria of America, Inc. and SV Beavers Falls, Inc.
10.20(7)(3)  The Company's 1994 Stock Option Plan and related forms of Option Agreements.
10.21(7)(3)  The Company's 1994 Directors Stock Option Plan and related form of Option Agreement.
10.22(9)(3)  Amendment to the Company's 1994 Directors Stock Option Plan.
10.23(4)(3)  The Company's Executive Bonus Plan.
10.24(9)     Deed of Lease between James River Paper Company, Inc. and CPG-Virginia Inc. dated as of October 31,
             1993.
10.25(9)     Amended and Restated Agreement of Lease, between Arnold Barsky doing business as A&C Realty and Arcon
             Mills Inc., dated June 1, 1988.
10.26(9)     Lease Agreement dated November 15, 1995, between IFA Incorporated and Custom Papers Group Inc.
             ("Custom Papers Group").
10.27(9)     Master Lease Agreement dated January 1, 1994, between Meridian Leasing Corp. and Custom Papers Group.
10.28(9)     Master Equipment Lease Agreement dated February 3, 1995, between Siemens Credit Corp. and CPG
             Holdings Inc.
10.29        Loan Agreement dated as of November 24, 1997, between Steinbeis and Gessner.
10.30        Expansion Land Option and Preemption Right Agreement dated as of November 13, 1997, between Steinbeis and Gessner.
10.31(6)     Endura Sale Agreement, by and among W.R. Grace & Co. Conn., W.R. Grace (Hong Kong) Limited, Grace
             Japan Kabushiki Kaisha (collectively, the "Sellers"), the Company, Spatulate Paperboard (Hong Kong
             Limited) and Specialty Paperboard Japan Kabushiki Kaisha (collectively the "Buyers"), dated May 10,
             1994.
10.32(6)     Amendment No.1 to the Endura Sale Agreement, by and among the Buyers, Endura and the Sellers, dated
             June 30, 1994.
23.1         Consent of KPMG Peat Marwick LLP.
23.2         Consent of KPMG Peat Marwick LLP.
23.3         Consent of KPMG Peat Marwick LLP.
23.4         Consent of Coopers & Lybrand L.L.P.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
23.5         Consent of Coopers & Lybrand L.L.P.
23.6         Consent of Price Waterhouse LLP.
23.7         Consent of Wollert-Elmendorff Deutsche Industrie-Treuhand GmbH Wirtschaftsprufungsgesellschaft.
23.8         Consent of White & Case (included in Exhibit 5.1 hereof).
24.1(11)     Power of Attorney.


------------------------

(1) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-1 (No. 33-47954), as amended, which became effective March 10, 1993.

(2) Incorporated by reference to exhibits filed with the Company's report on Form 10-Q for the quarter ended June 30, 1993, filed August 13, 1993.

(3) Indicates management contracts or compensatory arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

(4) Incorporated by reference to exhibits filed with the Company's report on Form 10-K for the year ended December 31, 1993 (No. 0-20231).

(5) Incorporated by reference to exhibits filed with the Company's report on Form 10-Q for the quarter ended March 31, 1994, filed May 14, 1994.

(6) Incorporated by reference to exhibits filed with the Company's report on Form 8-K, filed July 14, 1994.

(7) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-8 filed, July 18, 1994.

(8) Incorporated by reference to exhibits filed with the Company's report on Form 10-K for the year ended December 13, 1994 (No. 0-20231).

(9) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-4 (No. 333-17471), which became effective on February 11, 1997.


(10) Incorporated by reference to exhibits filed with the Company's report on Form 10-K for the year ended December 31, 1996, filed April 1, 1997.



(11) Previously filed.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that:

    (a) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    (b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue;

    (c) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (d) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Brattleboro, State of Vermont, on the 12th day of December, 1997.


                                FIBERMARK, INC.

                                BY                       *
                                     -----------------------------------------
                                                    Alex Kwader
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities indicated on December 12, 1997.


          SIGNATURE                        TITLE
------------------------------  ---------------------------

                                Director, President and
              *                   Chief Executive Officer
------------------------------    (Principal Executive
         Alex Kwader              Officer)

                                Vice President and Chief
      /s/ BRUCE P. MOORE          Financial Officer
------------------------------    (Principal Financial and
        Bruce P. Moore            Accounting Officer)

              *                 Chairman of the Board of
------------------------------    Directors
       K. Peter Norrie

              *                 Director
------------------------------
      Brian C. Kerester

              *                 Director
------------------------------
     Marion A. Keyes, IV

              *                 Director
------------------------------
       George E. McCown

              *                 Director
------------------------------
      Glenn S. McKenzie

              *                 Director
------------------------------
        Jon H. Miller

              *                 Director
------------------------------
    Fred P. Thompson, Jr.

              *                 Director
------------------------------
         John D. Weil

                   /s/ BRUCE P. MOORE
       ------------------------------------------
                     Bruce P. Moore
  *By               ATTORNEY-IN-FACT